Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
dated as of September 30, 2009
among
VIASAT, INC.,
ALOHA MERGER SUB, INC.
and
WILDBLUE HOLDING, INC.

		Page
12.14	No Third Party Beneficiaries	84
12.15	Non-Recourse	84
12.16	Remedies	84

Schedules and Exhibits
Schedule 1.1	Material Adverse Events
Schedule 1.2	Transaction Expenses
Schedule 3.3(b)	Certain Rights
Schedule 4.25	Payment and Allocation Schedule
Schedule 6.3(c)(i)	Registration Rights Agreement Signatories
Schedule 6.3(c)(ii)	Lock-Up Agreement Signatories
Exhibit A	New Loan Agreement
Exhibit B	Lock-Up Agreement
Exhibit C	Registration Rights Agreement
Exhibit D	Capacity Agreement

AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER (this “Merger Agreement”) is entered into as of this 30th day of September, 2009 (the “Execution Date”) by and among WildBlue Holding, Inc., a Delaware corporation (the “Company”), ViaSat, Inc., a Delaware corporation (“Parent”) and Aloha Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary (either directly or indirectly) of Parent (“Merger Sub”). Each of the Company, Parent and Merger Sub are referred to herein as a “Party” and collectively as the “Parties”.
RECITALS:
          1. The Company, through its wholly owned subsidiary WildBlue Communications, Inc., a Delaware corporation (“WB Communications”), is engaged in the business of providing two-way broadband Internet access via satellite to homes, small businesses and small offices/home offices located in the contiguous United States (the “Business”).
          2. The respective Boards of Directors of Parent, the Company and Merger Sub have approved this Merger Agreement and the transactions contemplated hereby, and deem it advisable and in the best interests of their respective stockholders to consummate the merger of Merger Sub with and into the Company on the terms and conditions set forth in this Merger Agreement (the “Merger”).
          3. Simultaneously with the execution of this Merger Agreement, Parent and certain Company Stockholders (as defined below) have entered into that certain Indemnification Agreement (the “Indemnification Agreement”) pursuant to which the Company Stockholders party thereto have agreed to indemnify Parent and Merger Sub from and against certain liabilities and obligations following the Merger.
          NOW, THEREFORE, in exchange for the mutual promises contained herein, and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows.
I. DEFINITIONS
     1.1 List of Defined Terms. The following terms, as used herein, have the following meanings:
          “Affiliate” shall mean, with respect to any specified Person: any other Person which, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct or to cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by Contract or otherwise.
          “Antitrust Laws” shall mean, collectively, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade, or the significant impediment of effective competition, or for the control of mergers.
          “Average Parent Stock Price” shall mean, as of any date the volume weighted average of the per share daily closing prices of Parent Common Stock on NASDAQ during the ten (10) consecutive trading days ending on and including such date as reported in Yahoo! Finance.
          “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in Delaware are authorized or required to remain closed.
          “Canary Locations” shall mean all special-purpose, dedicated, satellite terminals and associated equipment located in the beams of the Company Satellites for the purposes of network monitoring, engineering evaluation and performance testing.
          “Capacity Agreement” shall mean that certain Capacity Agreement, to be entered into in connection with the termination of this Merger Agreement under certain circumstances, by and between Parent and the Company in the form attached as Exhibit D hereto.
          “Cash Equivalents” shall mean cash, cash equivalents or other items on deposit (including checks, bank drafts and money orders), marketable securities, short term investments and restricted cash.
          “Closing Date” shall mean the day on which the Closing takes place.
          “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

          “Communications Consents” shall mean any and all consents of Governmental Authorities required to be obtained under any Communications Law in connection with the consummation of the transactions contemplated hereby.
          “Communications Law” shall mean any statute, law, rule, regulation, code, ordinance, order, decree, judgment, injunction, notice, binding agreement, or similar instrument of authority issued, promulgated or entered into by the FCC, Industry Canada, or any other Governmental Authority that regulates the use of radiofrequency spectrum, human exposure to radiofrequency emissions, and/or the provision of communications, telecommunications or information services, including without limitation the Business.
          “Communications Permits” shall mean all Permits held by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, under the provisions of any Communications Law.
          “Company Credit Facilities” shall mean (i) the Amended and Restated First Lien Credit Agreement, dated as of August 16, 2006, among WB Communications, as Borrower, Liberty Media Corporation, as Administrative Agent, the lenders party thereto, and for the purposes of Section 10.18 thereof only, WB Holdings 1 LLC and WB Canada, as amended by the First Amendment to Amended and Restated Credit Agreement and Intercreditor Agreement, dated as of June 30, 2007 and as further amended by the Second Amendment to First Lien Credit Agreement and Intercreditor Agreement, dated as of June 30, 2008, and (ii) the Second Lien Credit Agreement, dated as of August 16, 2006, among WB Communications, as Borrower, Liberty Media Corporation, as Administrative Agent, Obsidian, LLC, as Co-Administrative Agent, the lenders party thereto, and for the purposes of Section 10.18 thereof only, WB Holdings 1 LLC and WB Canada, as amended by the First Amendment to Second Lien Credit Agreement and Intercreditor Agreement, dated as of June 30, 2007 and as further amended by the Second Amendment to Second Lien Credit Agreement and Intercreditor Agreement, dated as of June 30, 2008.
          “Company Debt” shall mean the aggregate principal amount of loans outstanding under the Company Credit Facilities as of the Closing Date, including any accrued interest thereon paid-in-kind on or prior to the Closing Date by increasing the aggregate principal amount of such loans, together with all accrued and unpaid interest thereon as of the Closing Date and all other indebtedness, liabilities, obligations, covenants and duties of the Company and its Subsidiaries of every kind, nature and description under or in respect of the Company Credit Facilities, including, without limitation, all fees and prepayment penalties payable as a result of the repayment on the Closing Date of the aggregate outstanding principal amount of the loans under the Company Credit Facilities.
          “Company Equity Plans” shall mean the Company’s equity incentive plans set forth in Section 1.1 of the Company Disclosure Schedule.

          “Company Ground Stations” shall mean all material transmitting and/or receiving radio frequency facilities consisting of land, buildings, fixtures, equipment, improvements (if any) and telemetry, tracking and control equipment that are owned or leased by the Company or any of its Subsidiaries or that are operated as of the Execution Date by the Company or any of its Subsidiaries or that are owned or operated by other Persons and material to the use or operation of the Company Satellites.
          “Company Intellectual Property” shall mean any and all Intellectual Property Rights that are owned by the Company or its Subsidiaries.
          “Company’s Knowledge” shall mean the actual knowledge after reasonable inquiry of the Persons set forth in Section 1.1 of the Company Disclosure Schedule.
          “Company Lenders” shall mean the lenders under each of the Company Credit Facilities.
          “Company Material Adverse Effect” shall mean an effect, event, occurrence, development or change that, individually or in the aggregate, has or is reasonably likely to have a material adverse effect (a) on the Company’s ability to consummate the transactions contemplated by this Merger Agreement and/or comply with its obligations hereunder or (b) on the financial condition, assets, liabilities, business or results of operation of the Company and its Subsidiaries, taken as a whole, including without limitation, each event and occurrence set forth on Schedule 1.1 hereto, in each case, other than effects, events, occurrences, developments or changes arising out of, relating to or resulting from: (i) changes generally affecting the United States economy, or political or regulatory changes, to the extent that such changes do not negatively and disproportionately affect the Company and its Subsidiaries, (ii) changes or conditions in the industries in which the Company and its Subsidiaries operate to the extent that such changes do not negatively and disproportionately affect the Company and its Subsidiaries, (iii) any changes in applicable Laws, regulations or GAAP or the interpretation thereof, (iv) the failure of the Company to obtain any awards, grants or loans under the Broadband Technology Opportunities Program, the Broadband Initiatives Program or other similar federal Recovery Act stimulus programs, or (v) compliance with the terms of, or taking any action required by, this Merger Agreement.
          “Company Network” shall mean the Company Satellites, the Company Ground Stations, autotrack beacon sites, satellite telemetry and command sites, and all computer hardware, software, firmware, management information systems, network management systems, telecommunications systems, equipment, and circuits, and the like, that are owned, licensed, leased or otherwise held for use by the Company or any of its Subsidiaries or operated on behalf of the Company or any of its Subsidiaries in the conduct of the Business.

          “Company Products” shall mean all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of the Company and any of its Subsidiaries.
          “Company Registered Intellectual Property” shall mean the applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded, and that have not been abandoned, with or by any Governmental Authority by or in the name of and that are owned by the Company or any of its Subsidiaries.
          “Company Satellites” shall mean each satellite or payload thereon that is, in whole or in part, owned or leased, licensed or otherwise furnished, or on which any communications capacity is sold, leased, licensed or otherwise furnished, to the Company or any of its Subsidiaries.
          “Company Satellite Health Reports” shall mean monthly reports setting forth the operational status and technical condition of, and detailing spacecraft-related incidents, anomalies and defects experienced by each of the Company Satellites, as well as the current status of the subsystems on the Company Satellites (including power, telemetry and command, attitude control, communications and antennas).
          “Company Service” shall mean the Internet access service offered for sale by the Company and its Subsidiaries either directly to consumers on a “retail” basis or through its distribution partners on a “wholesale” basis.
          “Company Stock” shall mean the common stock, par value $0.01 per share, of the Company.
          “Company Stockholders” shall mean the holders of the Company Stock immediately prior to the consummation of the Merger.
          “Consent Agreements” shall mean (i) the Consent and Extension Agreement (First Lien Credit Agreement), dated as of the Execution Date, among the Company, WB Communications, as Borrower, Liberty Media Corporation, as Administrative Agent, the lenders party thereto, WB Holdings 1 LLC and WB Canada and (ii) the Consent Agreement (Second Lien Credit Agreement), dated as of the Execution Date, among the Company, WB Communications, as Borrower, Liberty Media Corporation, as Administrative Agent, Obsidian, LLC, as Co-Administrative Agent, the lenders party thereto, WB Holdings 1 LLC and WB Canada.

          “Contaminants” shall mean disabling codes or instructions and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Company Product or Company Intellectual Property (or all parts thereof) or data or other software of users.
          “DGCL” shall mean the Delaware General Corporation Law.
          “Director and Officer Indemnified Parties” shall mean any Person who is, or has been at any time prior to the Effective Time, a director or officer of the Company or its Subsidiaries.
          “Dollars” or “$” shall mean the lawful currency of the United States of America.
          “Environmental Laws” shall mean any Laws relating to occupational safety and the protection of human health and the environment and/or governing the handling, recycling, use, generation, treatment, storage, transportation, disposal, transport, manufacture, distribution, formulation, packaging, labeling, emission, discharge, release or threatened release of or exposure to Hazardous Materials.
          “Environmental Permit” shall mean any permit, approval, license and other authorization required under any applicable Environmental Law.
          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
          “FCC” shall mean the Federal Communications Commission, including any instrumentality thereof acting on delegated authority.
          “Final Order” shall mean an action or decision of any Governmental Authority (i) that has not been vacated, reversed, set aside, annulled, stayed or suspended, (ii) as to which no timely application, petition, motion or similar request for stay, rehearing, reconsideration, review or appeal has been made by any person or entity or any Governmental Authority on its own motion, and (iii) as to which the time period designated by applicable Law for seeking stay, rehearing, reconsideration, review or appeal has expired.
          “Fully Diluted Company Share Amount” shall mean the fully diluted shares of Company Stock, as of the Effective Time, calculated on an as converted to common basis, including without limitation, the following securities of the Company: (i) all outstanding

Company Stock, (ii) all Company Stock issued or issuable upon the conversion of outstanding shares of preferred stock, and (iii) to the extent not otherwise cancelled pursuant to Section 3.3(a) or 3.3(b), all Company Stock issued or issuable upon the exercise, conversion or exchange of all outstanding Company Options, Company Rights (other than the Company Rights set forth on Schedule 3.3(b), unless exercised prior to the Effective Time), rights or other convertible or exchangeable securities.
          “GAAP” shall mean United States of America generally accepted accounting principles consistently applied over all relevant periods.
          “Governmental Authority” shall mean any federal, state, or local government, whether domestic or foreign, or any political subdivision thereof, or any department, commission, board, bureau, agency, commission, court, panel or other instrumentality of any kind of any of the foregoing, including the FCC and Industry Canada.
          “Hazardous Material” shall mean petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, toxic mold, lead or lead-containing materials, polychlorinated biphenyls; and any other chemicals, materials, substances or wastes in any amount or concentration which are as of the Execution Date defined as or included in the definition of “hazardous substances,” “hazardous materials,” “hazardous wastes,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “pollutants,” “regulated substances,” “solid wastes,” or “contaminants” or words of similar import, under any Environmental Law.
          “Indebtedness” of any Person shall mean, without duplication, (i) the principal of and accrued interest or premium (if any) in respect of (A) all indebtedness of such Person for borrowed money and (B) all indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale agreements or other title retention agreements with respect to property acquired by such Person (even though the rights and remedies of any Person or lender under such agreement in the event of default are limited to repossession or sale of such property), (iii) all indebtedness of such Person secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of property subject to such mortgage or Lien, (iv) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee, (v) any liability of such Person in respect of banker’s acceptances or letters of credit, and (vi) all indebtedness referred to above which is directly or indirectly guaranteed by such Person.
          “Industry Canada” shall mean the Canadian federal Department of Industry or any successor government department or agency thereto.

          “Intellectual Property” shall mean any and all (i) inventions, discoveries, methods, processes, art and improvements and any and all patents, patent applications and inventors’ certificates arising therefrom, (ii) original works of authorship fixed in a tangible medium of expression, including computer programs, source code, and executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data and any and all copyright registrations and copyright applications and “moral” rights arising therefrom, (iii) mask works, (iv) trade and industrial secrets, confidential information and know-how, including confidential customer lists, prototypes, technology, schematics, test methodologies, emulation and simulation reports, test vectors and hardware development tools (collectively, “Trade Secrets”), (v) logos, trademarks, trade names, service marks and trade dress and any trademark and service mark registrations and applications throughout the world, (vi) domain names, web addresses and websites, and (vii) any divisions, continuations, continuations in part, renewals, reissuances and extensions of any applications or registrations of the foregoing (as applicable).
          “Intellectual Property Rights” shall mean any and all worldwide common law and statutory rights in any Intellectual Property, including any right to prosecute, file, and maintain applications and registrations and seek protection for any Intellectual Property and to enforce and recover remedies (including past damages) for infringement or misappropriation of any Intellectual Property.
          “Law” shall mean all applicable laws or statutes (including common law), constitutions, treaties, regulations, notice requirements, agency guidelines, ordinances, codes, or Orders of any Governmental Authority thereof, including, without limitation, Environmental Laws, import/export laws, the Foreign Corrupt Practices Act, laws respecting energy, motor vehicle safety, public utility and zoning, building and health codes, occupational safety and health laws and laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours.
          “Lien” shall mean any charge, claim, right of first refusal or offer, restriction on transfer, mortgage, deed of trust, hypothecation, conditional sale, lien, encumbrance, option, pledge, mortgage, easement, encroachment, assessment, security interest or restriction.
          “Lock-Up Agreement” shall mean that certain Lock-Up Agreement, to be entered into as of the Closing Date, by and among Parent and the Company Stockholders listed on Schedule 6.3(c)(ii) in the form attached as Exhibit B hereto.
          “NASDAQ” shall mean the NASDAQ Global Select Market.

          “New Loan Agreement” shall mean any credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of the New Notes. A form of the New Loan Agreement is attached hereto as Exhibit A.
          “New Loan Documents” shall mean the New Loan Agreement, together with all collateral agreements, intercreditor agreements, guaranty agreements, security agreements and other ancillary documents, instruments, agreements, schedules, certificates and exhibits delivered in connection therewith.
          “Parent Common Stock” shall mean the common stock, par value $0.0001 per share, of Parent.
          “Parent’s Knowledge” shall mean the actual knowledge after reasonable inquiry of the Persons set forth in Section 1.1 of the Parent Disclosure Schedule.
          “Parent Material Adverse Effect” shall mean an effect, event, occurrence, development or change that, individually or in the aggregate, has or is reasonably likely to have a material adverse effect (a) on Parent’s ability to consummate the transactions contemplated by this Merger Agreement and/or comply with its obligations hereunder or (b) on the financial condition, assets, liabilities, business or results of operation of Parent and its Subsidiaries, taken as a whole, in each case, other than effects, events, occurrences, developments or changes arising out of, relating to or resulting from: (i) changes generally affecting the United States economy, or political and regulatory changes, to the extent that such changes do not negatively and disproportionately affect Parent, (ii) changes or conditions in the industries in which Parent operates to the extent that such changes do not negatively and disproportionately affect Parent, (iii) any changes in applicable Laws, regulations or GAAP or the interpretation thereof, (iv) the failure of Parent to obtain any awards, grants or loans under the Broadband Technology Opportunities Program, the Broadband Initiatives Program or other similar federal Recovery Act stimulus programs, or (v) compliance with the terms of, or taking any action required by, this Merger Agreement.
          “Permit” shall mean any license, permit, franchise, certificate, approval, registration or other authorization issued or conferred by any Governmental Authority that is required for the Company and its Subsidiaries to conduct or operate the Business as currently conducted.
          “Permitted Liens” shall mean (i) any Liens incurred in the ordinary course of business, consistent with past practice, in connection with worker’s compensation, unemployment insurance, old-age pensions and other social security benefits, and other obligations of like nature; (ii) Liens securing the performance of bids, tenders, leases, Contracts (other than for the repayment of debt), statutory obligations, surety, customs and appeal bonds and other obligations of like nature, incurred in the ordinary course of business, consistent with past practice; (iii) Liens in connection with requirements imposed by the National Telecommunications and Information Administration and/or the Rural Utilities Service in connection with any loans, grants or other funds granted or loaned under the Broadband Technology Opportunities Program, the Broadband Initiatives Program or other similar programs (but only if approved by Parent under Section 6.2(b)); (iv) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which appropriate reserves have been made on the Financial Statements in accordance with GAAP or on the Monthly Financial Statements; (v) zoning, entitlement and other land use and environmental regulations by any Governmental Authority; (vi) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’, laborers’, suppliers’ and vendors’ Liens, in each case incurred in the ordinary course of business with respect to amounts not yet due and payable, and other Liens (other than for Taxes) imposed by Law and incurred in the ordinary course of business, consistent with past practice; (vii) grants of licenses of Intellectual Property Rights; and (viii) cash collateral accounts with respect to customer receivables, credit cards, and leases, in each case incurred in the ordinary course of business, consistent with past practice.
          “Person” shall mean any individual, corporation, proprietorship, joint venture, firm, partnership, trust, company (including any limited liability company or joint stock company), association or other entity or Governmental Authority.
          “Registration Rights Agreement” shall mean that certain Registration Rights Agreement, to be entered into as of the Closing Date, by and among Parent and the Company Stockholders in the form attached as Exhibit C hereto.
          “Related Party” shall mean any of the officers or directors of the Company and its Subsidiaries, any holder of five percent (5%) or more of Company Stock as of the Execution Date, and any Affiliate of the Company, its Subsidiaries or of any such officers, directors or stockholders.
          “Satellite Capacity Outage” shall mean a period of time of more than 5 minutes (whether consecutive, or in the aggregate during any 24 hour period) during which a Company Satellite did not provide Company Service that meets the specifications in Section 4.17 to more than 80% of provisioned subscribers in one or more beams due to a problem attributable to a Company Satellite, likely attributable to a Company Satellite, or a problem with the operations of a Company Satellite, other than scheduled maintenance.
          “SEC” shall mean the United States Securities and Exchange Commission.

          “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
          “Subsidiary” or “Subsidiaries” (whether or not capitalized) of any Person shall mean any corporation, partnership, limited liability company, association, trust, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary), owns or controls, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; provided that, in the case of Parent, TrellisWare Technologies, Inc. shall not be deemed to be a Subsidiary of Parent.
          “Tax” shall mean any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, workers’ compensation, real property, personal property, sales, use, transfer, registration, value added, alternative, or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and including any amount payable pursuant to an obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
          “Tax Returns” shall mean any report, return, declaration or other information required to be supplied to any Governmental Authority in connection with Taxes (including any attached schedules thereto and any amendments thereof), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.
          “Transaction Documents” shall mean: (a) this Merger Agreement; (b) the New Loan Documents; (c) the Lock-Up Agreement; (d) the Registration Rights Agreement; and (e) the Capacity Agreement.
          “Transaction Expenses” shall mean (i) all expenses allocated to the Company set forth on Schedule 1.2, (ii) all expenses allocated to Parent set forth on Schedule 1.2 and (iii) all other expenses incurred by the Parties connection with the preparation, execution and performance of this Merger Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby.
          “Treasury Regulations” shall mean the regulations promulgated under the Code by the United States Treasury Department.
          “WB Canada” shall mean WildBlue Communications Canada Corp., a Nova Scotia unlimited liability company and wholly-owned subsidiary of WB Communications.

          “WB Holdings 1 LLC” shall mean WB Holdings 1 LLC, a Colorado limited liability company and wholly-owned subsidiary of WB Communications.
     1.2 Table of Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
401(k) Termination Date	10.1	(a)
9100 Relief Request	6.1	(f)
Actions	4.6
Additional Documents	6.1	(f)
Adjusted Cash Consideration	3.4	(d)(iii)
Adjusted New Notes Consideration	3.4	(d)(i)
Adjusted Stock Consideration	3.4	(d)(ii)
Aggregate Cash Amount	3.4	(a)(iii)
Aggregate Merger Consideration	3.4	(a)
Aggregate New Notes Amount	3.4	(a)(i)
Aggregate Stock Amount	3.4	(a)(ii)
Antitrust Counsel Only Material	6.1	(b)
Audited Financial Statements	4.8	(a)
Average Closing Date Price	3.4	(b)(i)
Average Parent Stock Price Collar	3.4	(c)(i)
Benefit Plan	4.14
Business	Recitals
Certificate of Merger	2.1	(b)
Challenge	8.7	(c)
Check-the-Box-Election	6.1	(f)
Closing	2.2
Communications Consent Applications	6.1	(a)(i)
Company	Preamble
Company 401(k) Plans	10.1	(a)
Company Board Designee	6.3	(d)
Company Closing Date Transaction Expenses	3.4	(c)(ii)(A)(1)
Company Employees	10.1	(b)
Company Insurance Policies	4.12
Company Leases	4.15	(b)
Company Option	3.3	(a)
Company Rights	3.3	(b)
Company Satellites	4.16	(a)
Company Stock Certificate	3.1	(e)
Company Stockholder Approval	4.4	(a)
Confidentiality Agreement	6.1	(d)
Contracts	4.10	(a)
Delaware Court	12.2
Dissenting Shares	3.7

Term	Section
Effective Time	2.1	(b)
Election Relief Request	6.1	(f)
Execution Date	Preamble
Financial Statements	4.8	(a)
Indemnification Agreement	Recitals
Initial Outside Date	11.1	(d)
ITU	4.16	(e)
Leased Real Property	4.15	(b)
Lender Shares Lower Limit	3.4	(c)(i)(D)(y)
Lender Shares Upper Limit	3.4	(c)(i)(D)(x)
Lender Stock Amount	3.4	(a)(ii)
Letter of Transmittal	3.2	(b)
Lower Limit	3.4	(c)(i)(B)
Material Contracts	4.10	(b)
Merger	Recitals
Merger Agreement	Preamble
Merger Sub	Preamble
Modified Reasonable Cause Request	6.1	(f)
Monthly Financial Statements	4.8	(a)
Net Stock Amount	3.4	(a)(ii)
New Notes	3.4	(a)(i)
New Savings Plan	10.1	(a)
Orders	4.6
Outside Date	11.1	(f)
Owned Real Property	4.15	(a)
Parent	Preamble
Parent Preferred Stock	5.2	(a)
Parent SEC Documents	5.5	(a)
Parent Stock	5.2	(a)
Parties	Preamble
Party	Preamble
Payment and Allocation Schedule	4.25
Payment Form	3.4	(c)(iii)(A)
Payoff Amount	3.4	(c)(iii)(A)
Payoff Letters	3.4	(c)(iii)(B)
Per Share Cash Consideration	3.1	(d)
Per Share Merger Consideration	3.1	(d)
Per Share Notes Consideration	3.1	(d)
Per Share Stock Consideration	3.1	(d)
Premium Limit	6.3	(a)(ii)
Proposed Transaction	6.2	(c)(i)
Reasonable Cause Request	6.1	(f)
Registration Statement	5.6
Related Party Contract	4.23
Representatives	6.2	(c)(i)

Term	Section
Surviving Corporation	2.1	(a)
Third Party Financing	6.3	(b)
Transfer Taxes	12.9
Upper Limit	3.4	(c)(i)(A)
WB Communications	Recitals
Year To Date Financial Statements	4.8	(a)
II. THE MERGER
     2.1 The Merger; Effective Time.
          (a) Upon the terms and subject to the conditions set forth in this Merger Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).
          (b) Immediately following the Closing, the Company and Parent shall execute and file in the office of the Secretary of State of the State of Delaware a certificate of merger in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter, which the Parties shall have agreed upon as is provided in the Certificate of Merger (such time as the Merger becomes effective is referred to herein as the “Effective Time”).
     2.2 Closing. Upon the terms and subject to the conditions of this Merger Agreement, the closing of the Merger (the “Closing”) will take place at 10 a.m. local time at the Company’s principal executive office located at 5970 Greenwood Plaza Boulevard, Suite 300, Greenwood Village, Colorado or at such other place and time as the Parties may agree in writing, on the date that is two (2) Business Days following the satisfaction or (subject to applicable Law) waiver of the conditions to the Closing set forth in Articles VII, VIII and IX of this Merger Agreement (excluding conditions that, by their nature, cannot be satisfied until the Closing, but subject to the satisfaction or (subject to applicable Law) waiver of those conditions).
     2.3 Effects of the Merger.
          (a) At the Effective Time, (i) the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law and (ii) the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

          (b) At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at and after the Effective Time:
          (i) all of the rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation; and
          (ii) all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation, and the Surviving Corporation shall thenceforth be responsible and liable for all the debts, liabilities, duties and obligations of the Company and Merger Sub, and the rights of creditors of the Company and Merger Sub shall not be impaired by the Merger, and may be enforced against the Surviving Corporation.
     2.4 Directors and Officers. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation as of the Effective Time.
III. CONVERSION OF SHARES
     3.1 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, any holder of Company Stock or any stockholder of Merger Sub:
          (a) Each issued and outstanding share of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation, so that after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of capital stock of the Surviving Corporation.
          (b) Each share of Company Stock (other than Dissenting Shares) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Per Share Merger Consideration.
          (c) Each share of Company Stock owned by the Company as treasury stock shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.
          (d) The “Per Share Merger Consideration” shall be the sum of (i) the dollar amount equal to the quotient of (x) the Adjusted Cash Consideration divided by (y) the Fully Diluted Company Share Amount (the “Per Share Cash Consideration”), plus (ii) the number of shares of Parent Common Stock equal to the quotient of (x) the Adjusted Stock Consideration divided by (y) the Fully Diluted Company Share Amount (the “Per Share Stock Consideration”), plus (iii) the aggregate principal amount of New Notes equal to the quotient of (x) the Adjusted New Notes Consideration divided by (y) the Fully Diluted Company Share Amount (the “Per Share Notes Consideration”).
          (e) For the avoidance of doubt, as of the Effective Time, the Company Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of an outstanding certificate which immediately prior to the Effective Time represented any such share of Company Stock (a “Company Stock Certificate”) shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Company Stock Certificate as described in Section 3.2, the Per Share Merger Consideration for each share of Company Stock formerly represented by such Company Stock Certificate.
     3.2 Payment of Merger Consideration.
          (a) Subject to compliance with Section 3.2(b), Parent shall pay to each Company Stockholder (other than holders of Dissenting Shares) the Per Share Merger Consideration in respect of each share of Company Stock held in the aggregate amounts set forth next to each Company Stockholder’s name in the Payment and Allocation Schedule (as such Schedule is adjusted in accordance with the procedures set forth in Section 3.4(c)(iii)(A)). On the Closing Date, Parent shall deliver to each Company Stockholder (other than holders of Dissenting Shares) with respect to shares of Company Stock formerly represented by such holder’s Company Stock Certificates: (1) certificates representing the Per Share Stock Consideration multiplied by the number of shares of Company Stock owned by such Company Stockholder as set forth in the Payment and Allocation Schedule (rounded to the nearest whole share), issued in the names of and in the amounts specified by such Company Stockholder by written notice to Parent no later than two (2) Business Days prior to the Closing Date; (2) by wire transfer of immediately available United States funds, the Per Share Cash Consideration multiplied by the number of shares of Company Stock owned by such Company Stockholder as set forth in the Payment and Allocation Schedule (rounded to the nearest penny), to the account or accounts specified by such Company Stockholder by written notice to Parent no later than two (2) Business Days prior to the Closing Date; and (3) the Per Share Notes Consideration multiplied by the number of shares of Company Stock owned by such Company Stockholder as set forth in the Payment and Allocation Schedule, issued in the names of and in the amounts specified by such Company Stockholder by written notice to Parent no later than two (2) Business Days prior to the Closing Date.
          (b) As soon as reasonably practicable after the Execution Date, the Company shall mail a Letter of Transmittal, in a form to be reasonably agreed upon by the Company and Parent (which shall contain, among other things, customary investor representations from the Company Stockholders on which Parent may rely to issue the shares of Parent Common Stock and New Notes) (the “Letter of Transmittal”), to each Company Stockholder. Upon surrender of the Company Stock Certificate or Certificates representing the Company Stock held by each Company Stockholder, together with a duly completed and validly executed Letter of Transmittal at the Effective Time or thereafter, such Company Stockholder shall be entitled to receive, subject to the terms and conditions hereof, the Per Share Merger Consideration for each share of Company Stock represented by such Company Stock Certificates and Company Stock Certificates so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 3.2(b), each Company Stock Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration for each share of Company Stock represented by such Company Stock Certificate. No interest will be paid or will accrue on the Per Share Merger Consideration payable upon surrender of any Company Stock Certificate.
          (c) All Per Share Merger Consideration paid upon the surrender of Company Stock Certificates in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock previously represented by such Company Stock Certificates. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock that were outstanding immediately prior to the Effective Time. If, at any time after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation or Parent for any reason, they shall be canceled and exchanged as provided in this Article III.
          (d) In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed, and the posting of a bond in such reasonable amount as Parent may direct, Parent shall pay the applicable Per Share Merger Consideration to be paid in respect of such shares of Company Stock formerly represented by such Company Stock Certificate to which such holder would be entitled pursuant to this Article III.
          (e) If any portion of the Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Company Stock Certificate is registered, it shall be a condition to such payment that (i) such Company Stock Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to Parent any Transfer Taxes required as a result of such payment to a Person other than the registered holder of such Company Stock Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not payable.
          (f) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby, unless and until the holder of such Company Stock

Certificate shall surrender such certificate. Subject to the effect of escheat or other applicable Laws, following surrender of any such Company Stock Certificate, there shall be paid to the holder of the certificates representing shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of Parent Common Stock.
          (g) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Company Stock Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a stockholder of Parent.
          (h) Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
     3.3 Stock Options and Warrants.
          (a) The Board of Directors of the Company (or a committee thereof) shall take all actions required pursuant to the terms of the Company Equity Plans to provide that all options to purchase shares of Company Stock issued under the Company Equity Plans, whether or not exercisable, whether or not vested, and whether or not performance-based, which are outstanding immediately prior to the Effective Time (each, a “Company Option”), shall, without any further action on the part of the holder thereof, be cancelled immediately prior to the Effective Time and the holder of any Company Option shall be entitled to receive in cash the positive difference, if any, between the Per Share Merger Consideration and the option exercise price per Company Option held, which the Parties acknowledge and agree shall be zero in each case.
          (b) Except as set forth on Schedule 3.3(b), the Company shall cancel all warrants to purchase Company Stock and all other rights or options (other than Company Options which shall be cancelled pursuant to Section 3.3(a)) to purchase or acquire any securities of the Company (all of the foregoing (together with the warrants and other rights set forth on Schedule 3.3(b)), collectively, the “Company Rights”) for no consideration, whether or not exercisable or vested, immediately prior to the Effective Time if not exercised prior to the Closing Date. The Company shall use commercially reasonable efforts to cancel the Company

Rights set forth on Schedule 3.3(b) prior to the Effective Time; provided that any such cancellation shall be on terms reasonably satisfactory to Parent.
     3.4 Merger Consideration.
          (a) Aggregate Merger Consideration. The aggregate amount of merger consideration to be paid by Parent (the “Aggregate Merger Consideration”) is Five Hundred Sixty-Eight Million Dollars ($568,000,000), subject to the adjustments set forth in Section 3.4(b) and Section 3.4(c). The Aggregate Merger Consideration shall be comprised of:
          (i) Three Hundred Fifty Million Dollars ($350,000,000) payable in notes issued by Parent under the New Loan Documents (the “New Notes”, and the aggregate principal amount of such New Notes the “Aggregate New Notes Amount”) (which may be adjusted first pursuant to Sections 3.4(b)(i) and 3.4(b)(ii) (Parent Elections with Respect to Form of Merger Consideration), second pursuant to Section 3.4(c)(ii) (Closing Date Transaction Expenses), and third pursuant to Section 3.4(c)(iii) (Adjustment for Amounts Outstanding under Company Credit Facilities));
          (ii) One Hundred Twenty-Five Million Dollars ($125,000,000) payable in shares of Parent Common Stock, based on the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Execution Date (such number of shares of Parent Common Stock, the “Aggregate Stock Amount”) (which may be adjusted first pursuant to Section 3.4(c)(i) (Average Parent Stock Price Collar), second pursuant to Sections 3.4(b)(i) and 3.4(b)(iii) (Parent Elections with Respect to Form of Merger Consideration), third pursuant to Section 3.4(c)(ii) (Closing Date Transaction Expenses), and fourth pursuant to Section 3.4(c)(iii) (Adjustment for Amounts Outstanding under Company Credit Facilities)). The Aggregate Stock Amount shall be inclusive of such number of shares of Parent Common Stock valued at Twelve Million Dollars ($12,000,000) based on the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Execution Date, which number of shares is referred to herein as the “Lender Stock Amount”. The Aggregate Stock Amount net of the Lender Stock Amount is referred to herein as the “Net Stock Amount”; and
          (iii) Ninety-Three Million Dollars ($93,000,000) payable in cash (the “Aggregate Cash Amount”) (which may be adjusted first pursuant to Sections 3.4(b)(ii) and 3.4(b)(iii) (Parent Elections with Respect to Form of Merger Consideration), second pursuant to Section 3.4(c)(ii) (Closing Date Transaction Expenses), and third pursuant to Section 3.4(c)(iii) (Adjustment for Amounts Outstanding under Company Credit Facilities)).
          (b) Parent Elections with Respect to Form of Merger Consideration.

          (i) Notwithstanding Section 3.4(a), if the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Closing Date (the “Average Closing Date Price”) is greater than or equal to the Lower Limit (as defined below), Parent may elect, in Parent’s sole discretion, to issue additional New Notes in lieu of all or a portion of the Net Stock Amount, in which case, (x) the Aggregate New Notes Amount will be increased by the additional amount of the aggregate principal amount of such New Notes issued by Parent and (y) the Net Stock Amount will be decreased by the additional amount of the aggregate principal amount of such New Notes issued by Parent Notwithstanding Section 3.4(a), if the Average Closing Date Price is greater than or equal to the Lender Shares Lower Limit (as defined below), Parent may elect, in Parent’s sole discretion, to issue additional New Notes in lieu of all or a portion of the Lender Stock Amount, in which case, (x) the Aggregate New Notes Amount will be increased by the additional amount of the aggregate principal amount of such New Notes issued by Parent and (y) the Lender Stock Amount will be decreased by the additional amount of the aggregate principal amount of such New Notes issued by Parent. For purposes of this Section 3.4(b)(i), (1) the value of the Parent Common Stock used to determine the aggregate principal amount of New Notes to be issued in lieu of all or any portion of the Aggregate Stock Amount shall be the Average Closing Date Price and (2) the value of Parent Common Stock used to determine the commensurate decrease to the Aggregate Stock Amount (including the Lender Stock Amount) shall be the Average Closing Date Price. For the avoidance of doubt, the decrease in the number of shares of Parent Company Stock for any increase in Aggregate New Notes Amount shall be calculated by dividing the dollar amount of such increase by the Average Closing Date Price. Parent shall notify the Company of its intention to issue additional New Notes in lieu of all or any portion of the Aggregate Stock Amount (including the Lender Stock Amount) in accordance with this Section 3.4(b)(i) by delivering written notice to the Company of such intention no later than five (5) Business Days prior to the Closing Date.
          (ii) Notwithstanding Section 3.4(a), Parent may elect, in Parent’s sole discretion, to pay cash in lieu of all or a portion of the Aggregate New Notes Amount; provided that Parent shall pay cash in lieu of the commensurate portion of the Aggregate New Notes Amount in an amount equal to the net proceeds received by Parent from the Third Party Financing pursuant to Section 6.3(b), if any, in which case, (x) the Aggregate Cash Amount will be increased by the additional amount of cash paid by Parent and (y) the Aggregate New Notes Amount will be decreased by the additional amount of cash paid by Parent up to the Aggregate New Notes Amount. Parent shall notify the Company of its intention to pay cash in lieu of all or any portion of the Aggregate New Notes Amount in accordance with this Section 3.4(b)(ii) by delivering written notice to the Company of such intention no later than five (5) Business Days prior to the Closing Date.
          (iii) Notwithstanding Section 3.4(a), if the Average Closing Date Price is greater than or equal to the Lower Limit, Parent may elect, in Parent’s sole discretion, to pay cash in lieu of all or a portion of the Net Stock Amount, in which case, (x) the Aggregate Cash Amount will be increased by the additional amount of cash paid by

Parent and (y) the Net Stock Amount will be decreased by the additional amount of cash paid by Parent. Notwithstanding Section 3.4(a), if the Average Closing Date Price is greater than or equal to the Lender Shares Lower Limit, Parent may elect, in Parent’s sole discretion, to pay cash in lieu of all or a portion of the Lender Stock Amount, in which case, (x) the Aggregate Cash Amount will be increased by the additional amount of cash paid by Parent and (y) the Lender Stock Amount will be decreased by the additional amount of cash paid by Parent. For purposes of this Section 3.4(b)(iii), (1) the value of the Parent Common Stock used to determine the additional cash to be paid in lieu of all or any portion of the Aggregate Stock Amount (including the Lender Stock Amount) shall be the Average Closing Date Price and (2) the value of Parent Common Stock used to determine the commensurate decrease to the Aggregate Stock Amount (including the Lender Stock Amount) shall be the Average Closing Date Price. For the avoidance of doubt, the decrease in the number of shares of Parent Company Stock for any increase in Aggregate Cash Amount shall be calculated by dividing the dollar amount of such increase by the Average Closing Date Price. Parent shall notify the Company of its intention to pay cash in lieu of all or any portion of the Aggregate Stock Amount (including the Lender Stock Amount) in accordance with this Section 3.4(b)(iii) by delivering written notice to the Company of such intention no later than five (5) Business Days prior to the Closing Date.
          (iv) Notwithstanding any other provision in this Merger Agreement, if the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired within sixty (60) days of the initial filings by Parent, Merger Sub and the Company of the required notification thereunder, then for a ten (10) day period ending on the day that is seventy (70) days after the date on which such notification is filed, Parent may elect, in Parent’s sole discretion, to substitute $125,000,000 in cash in lieu of all of the Aggregate Stock Amount (regardless of the trading or market value of the Parent Common Stock at such time or at the Closing), in which case, (x) the Aggregate Cash Amount will be increased by $125,000,000 and (y) the Aggregate Stock Amount will be reduced to zero. Such election by Parent shall be irrevocable.
          (c) Adjustments to Aggregate Merger Consideration.
          (i) Average Parent Stock Price Collar. If Parent has not exercised the election under Section 3.4(b)(iv), then the following provisions shall apply to the Aggregate Stock Amount (the adjustments set forth in clauses (A), (B) and (C) below, being referred to as the “Average Parent Stock Price Collar”):
          (A) If the Average Closing Date Price is greater than 112.5% of the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Execution Date (the “Upper Limit”), then the Net Stock Amount shall be the number of shares of Parent Common Stock equal to the quotient of (x) (1) the Net Stock Amount (prior to any other adjustment pursuant to this Section 3.4, except for the adjustment pursuant to Section 3.4(b)(iv)) multiplied by (2) the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Execution Date, divided by (y) the Upper Limit.
          (B) If the Average Closing Date Price is less than or equal to the Upper Limit but greater than or equal to 87.5% of the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Execution Date (the “Lower Limit”), then the Net Stock Amount shall be the number of shares of Parent Common Stock equal to the quotient of (x) (1) the Net Stock Amount (prior to any other adjustment pursuant to this Section 3.4, except for the adjustment pursuant to Section 3.4(b)(iv)) multiplied by (2) the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Execution Date, divided by (y) the Average Closing Date Price.
          (C) If the Average Closing Date Price is less than the Lower Limit, then the Net Stock Amount shall be the number of shares of Parent Common Stock equal to the quotient of (x) (1) the Net Stock Amount (prior to any other adjustment pursuant to this Section 3.4, except for the adjustment pursuant to Section 3.4(b)(iv)) multiplied by (2) the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Execution Date, divided by (y) the Lower Limit.
          (D) Notwithstanding any other provision of this Section 3.4(c)(i), the Average Parent Stock Price Collar shall not be applicable to the Lender Stock Amount, and the following provisions shall apply to the Lender Stock Amount:
(x) If the Average Closing Date Price is greater than 130.0% of the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Execution Date (the “Lender Shares Upper Limit”), then the Lender Stock Amount shall be the number of shares of Parent Common Stock equal to the quotient of (A) (1) the Lender Stock Amount (prior to any other adjustment pursuant to this Section 3.4, except for the adjustment pursuant to Section 3.4(b)(iv)) multiplied by (2) the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Execution Date, divided by (B) the Lender Shares Upper Limit.
(y) If the Average Closing Date Price is less than or equal to the Lender Shares Upper Limit but greater than or equal to 70.0% of the Average Parent Stock Price as of the third (3rd) complete trading day prior to the

Execution Date (the “Lender Shares Lower Limit”), then the Lender Stock Amount shall be the number of shares of Parent Common Stock equal to the quotient of (A) (1) the Lender Stock Amount (prior to any other adjustment pursuant to this Section 3.4, except for the adjustment pursuant to Section 3.4(b)(iv)) multiplied by (2) the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Execution Date, divided by (B) the Average Closing Date Price.
(z) If the Average Closing Date Price is less than the Lender Shares Lower Limit, then the Lender Stock Amount shall be the number of shares of Parent Common Stock equal to the quotient of (A) (1) the Lender Stock Amount (prior to any other adjustment pursuant to this Section 3.4, except for the adjustment pursuant to Section 3.4(b)(iv)) multiplied by (2) the Average Parent Stock Price as of the third (3rd) complete trading day prior to the Execution Date, divided by (B) the Lender Shares Lower Limit.
          (ii) Closing Date Transaction Expenses.
          (A) Not later than the fifth (5th) Business Day prior to the Closing Date, the Company shall, in good faith and in a manner consistent with the terms of this Merger Agreement, prepare and deliver to Parent a statement certified by the Company’s Chief Financial Officer setting forth the Company’s good faith calculation of (1) the Transaction Expenses incurred by the Company as of the Closing Date that are allocated to the Company pursuant to Schedule 1.2 (the “Company Closing Date Transaction Expenses”) and (2) the Transaction Expenses incurred by the Company as of the Closing Date that are allocated to Parent pursuant to Schedule 1.2.
          (B) The Aggregate Cash Amount shall be decreased by the aggregate Company Closing Date Transaction Expenses. To the extent the Company Closing Date Transaction Expenses are greater than the Aggregate Cash Amount, then the Aggregate New Notes Amount shall be decreased by the amount by which the Company Closing Date Transaction Expenses exceed the Aggregate Cash Amount. To the extent the Company Closing Date Transaction Expenses are greater than the sum of (x) the Aggregate Cash Amount and (y) the Aggregate New Notes Amount, then the Aggregate Stock Amount (first, the Lender Stock Amount, and second the Net Stock Amount) shall be reduced by the amount by which the Company Closing Date Transaction Expenses exceed the sum of (1) the Aggregate Cash Amount and (2) the Aggregate New Notes Amount. Any reduction in the Aggregate Stock Amount shall be determined in accordance with Section 3.4(c).

          (iii) Adjustment for Amounts Outstanding under Company Credit Facilities.
          (A) The Company shall deliver to Parent as of the Execution Date (1) the Payment and Allocation Schedule setting forth, among other things, the aggregate amount that would be required to be paid by the Company in order to pay in full and fully satisfy and discharge the outstanding Company Debt under each Company Credit Facility (the “Payoff Amount”) if the Closing were to occur on December 31, 2009 and utilizing an assumed LIBOR rate, together with the allocation of New Notes, shares of Parent Common Stock and/or cash (collectively, the “Payment Form”) requested by each Company Lender to pay in full and fully satisfy and discharge such Company Debt, and (2) a spreadsheet which calculates the Payoff Amount and determines the Payment Form based on any proposed Closing Date and any assumed LIBOR rate in accordance with the applicable Company Credit Facility. Not later than the third (3rd) Business Day prior to the Closing Date, the Company shall deliver to Parent an updated Payment and Allocation Schedule, reflecting the final Payoff Amount and Payment Form, which schedule shall be adjusted solely to account for (1) the actual Closing Date, (2) changes required by each Company Credit Facility, (3) the actual LIBOR rate between the Execution Date and Closing, and (4) the adjustments to the Aggregate Merger Consideration set forth in this Merger Agreement, and shall form the basis of the Payoff Letters.
          (B) Not later than 12:00 Noon New York time on the second (2nd) Business Day prior to the Closing Date, the Company shall deliver to Parent a payoff letter, in form and substance reasonably satisfactory to Parent, executed and delivered by all of the Company Lenders (or the administrative agent representing all of such Company Lenders) under each Company Credit Facility (which shall contain, among other things, a customary release of claims by the Company Lenders against Parent, Merger Sub, the Surviving Corporation and their respective Affiliates) (the “Payoff Letters”) setting forth, in each case, (1) the Payoff Amount on the Closing Date set forth in the Payment and Allocation Schedule, as calculated and delivered pursuant to Section 3.4(c)(iii)(A) above, and (2) the final allocation of New Notes, shares of Parent Common Stock and/or cash comprising the Payment Form requested by each Company Lender to pay in full and fully satisfy and discharge such Company Debt on the Closing Date, which Payment Form shall be consistent with the original allocations set forth in the Payment and Allocation Schedule. To the extent that, prior to delivery of the Payoff Letters, any Company Debt is required to be repaid by the Company, the Company shall first deliver to Parent a separate Payoff Letter in form and substance reasonably satisfactory to Parent, executed and delivered by the applicable Company Lender(s), setting forth the amount of cash that is required to be paid by the Company in order to pay in full and fully satisfy and discharge such Company Debt (which cash amount shall be consistent with the Payment and

Allocation Schedule, and shall reduce the Aggregate Cash Amount in accordance with Section 3.4(c)(iii)(C)).
          (C) The Aggregate Cash Amount shall be reduced by the amount of cash paid to the Company Lenders in satisfaction of the Company Debt, including all accrued but unpaid interest on the Closing Date in excess of the Minimum Cash Interest Portion (as defined in the applicable Company Credit Facilities) as of such date, in accordance with the Consent Agreements. For the avoidance of doubt, the Aggregate Cash Amount will not be reduced by the interest paid on the Closing Date under the Company Credit Facilities up to the Minimum Cash Interest Portion.
          (D) To the extent that the Aggregate Cash Amount is not sufficient to satisfy the Company Debt, the Company Debt shall be satisfied with New Notes and the Aggregate New Notes Amount shall be reduced by the aggregate principal amount of New Notes delivered to the Company Lenders in satisfaction of the Company Debt.
          (E) To the extent that the Aggregate Cash Amount and the Aggregate New Notes Amount are not sufficient to satisfy the Company Debt, the Company Debt shall be satisfied with Parent Common Stock and the Aggregate Stock Amount (first, the Lender Stock Amount, and second the Net Stock Amount) shall be reduced by the amount of Parent Common Stock delivered to the Company Lenders in satisfaction of the Company Debt. For purposes of Section 3.4(c)(iii)(E), the value of the Parent Common Stock used to satisfy the Company Debt shall be the Average Closing Date Price.
          (d) Adjusted Consideration Amounts.
          (i) The Aggregate New Notes Amount, as adjusted first pursuant to Sections 3.4(b)(i) and 3.4(b)(ii) (Parent Elections with Respect to Form of Merger Consideration), second pursuant to Section 3.4(c)(ii) (Closing Date Transaction Expenses), and third pursuant to Section 3.4(c)(iii) (Adjustment for Amounts Outstanding under Company Credit Facilities), shall be the “Adjusted New Notes Consideration”.
          (ii) The Aggregate Stock Amount, as adjusted first pursuant to Section 3.4(b)(iv) (Parent Elections with Respect to Form of Merger Consideration), second pursuant to Section 3.4(c)(i) (Average Parent Stock Price Collar), third pursuant to Sections 3.4(b)(i) and 3.4(b)(iii) (Parent Elections with Respect to Form of Merger Consideration), fourth pursuant to Section 3.4(c)(ii) (Closing Date Transaction

Expenses), and fifth pursuant to Section 3.4(c)(iii) (Adjustment for Amounts Outstanding under Company Credit Facilities), shall be the “Adjusted Stock Consideration”.
          (iii) The Aggregate Cash Amount, as adjusted first pursuant to Section 3.4(b)(iv) (Parent Elections with Respect to Form of Merger Consideration), second pursuant to Sections 3.4(b)(ii) and 3.4(b)(iii) (Parent Elections with Respect to Form of Merger Consideration), third pursuant to Section 3.4(c)(ii) (Closing Date Transaction Expenses), and fourth pursuant to Section 3.4(c)(iii) (Adjustment for Amounts Outstanding under Company Credit Facilities), shall be the “Adjusted Cash Consideration”.
     3.5 Satisfaction of Company Debt and Company Closing Date Transaction Expenses.
          (a) On the Closing Date, immediately prior to the Effective Time, Parent shall deliver or cause to be delivered all amounts set forth in the Payoff Letters, in the payment form set forth therein, to the accounts and/or such Persons designated by the Company Lenders (or the administrative agent representing all of such Company Lenders). At the Effective Time, all outstanding Company Debt shall be fully paid and discharged.
          (b) On the Closing Date, (i) the Company shall pay in full and satisfy all Company Closing Date Transaction Expenses which are allocated to the Company and are designated on Schedule 1.2 as being due and payable on the Closing Date and (ii) Parent shall pay in full and satisfy all Transaction Expenses which are allocated to Parent and are designated on Schedule 1.2 as being due and payable on the Closing Date. Any remaining Transaction Expenses allocated to the Company or Parent as set forth on Schedule 1.2 shall be timely paid by the respective Party following the Closing Date.
     3.6 Withholding. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Merger Agreement to any Company Stockholder such amounts as Parent is required to deduct and withhold under the Code or other applicable Tax Law with respect to the making of such payment. To the extent that amounts are so deducted and withheld by Parent, such amounts shall be treated for all purposes of this Merger Agreement as having been paid to the Company Stockholder in respect of whom such deduction and withholding was made by Parent.
     3.7 Dissenting Shares. Notwithstanding any provision in this Merger Agreement to the contrary, shares of the Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor or consented in writing to the Merger, and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be converted into the right to receive only such consideration as may be determined due with respect to such Dissenting Shares under the DGCL, unless such holder fails to perfect, withdraws or otherwise loses its right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses its right to appraisal or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration in accordance with Sections 3.1, 3.2 and 3.4 of this Merger Agreement, without interest thereon, upon surrender of the Company Stock Certificates formerly representing such shares. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Stock, any withdrawal of any such demands and any other notices or instruments delivered to the Company prior to the Effective Time pursuant to the DGCL that relate to such demands, and Parent shall have the opportunity and right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent (which consent shall not be unreasonably withheld), or to the extent required by applicable Law, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.
IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as set forth on the Company Disclosure Schedule (it being understood that any disclosure of an item or matter set forth on the Company Disclosure Schedule with respect to a particular representation or warranty shall be deemed to be a disclosure or qualification with respect to any other section or subsection of this Article IV to which its relevance is reasonably apparent on the face of such item or matter), the Company hereby represents and warrants to Parent and Merger Sub as follows:
     4.1 Organization, Qualification. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and each has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as conducted as of the Execution Date and is duly qualified to conduct business, and is in good standing, in each jurisdiction where the character of its properties and assets owned, leased or operated or the nature of its activities requires such qualification, except for any such failure to be so qualified or in good standing that has not had, or is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     4.2 Subsidiaries. Section 4.2 of the Company Disclosure Schedule sets forth a complete list of the Company’s Subsidiaries and such list sets forth the jurisdiction of organization of each such Subsidiary. All issued and outstanding shares of capital stock or equity interests (as applicable) of each of the Subsidiaries of the Company are owned directly or indirectly (as applicable) by the Company, free and clear of all Liens, except for any Permitted Liens.

     4.3 Capitalization.
          (a) The authorized capital stock of the Company consists solely of 2,250,000 shares of Company Stock. As of the Execution Date, (a) 1,468,750 shares of Company Stock are issued and outstanding, (b) 156,000 shares of Company Stock were reserved for issuance pursuant to the Company Equity Plans, of which no shares of Company Stock have been issued, as of the Execution Date, upon the exercise of Company Options and of which 125,886 shares of Company Stock are issuable, as of the Execution Date, upon the exercise of outstanding, unexercised Company Options and (c) 456,250 shares of Company Stock were reserved for issuance upon exercise of Company Rights. A list of all stockholders of the Company as of the Execution Date (assuming, as of the Execution Date, exercise of all Company Rights other than the Company Rights set forth on Schedule 3.3(b)) together with the addresses and the number of shares held by each such stockholder is set forth in Section 4.3(a) of the Company Disclosure Schedule. All of the outstanding shares of Company Stock and all issued and outstanding shares of capital stock or equity interests of each of the Subsidiaries of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with applicable Law, and are free of any preemptive rights or similar rights under applicable Law, the organizational documents of the Company or its Subsidiaries and any Contract to which the Company or any of its Subsidiaries is a party. The Company has no other capital stock, equity securities or securities containing any equity features authorized, issued or outstanding.
          (b) Except as set forth in Section 4.3(b) of the Company Disclosure Schedule, (i) there are no subscriptions, preemptive rights, options, warrants, calls, convertible securities or other similar rights, agreements or commitments existing or outstanding that provide for the sale or issuance by the Company or any of its Subsidiaries of any capital stock, equity securities or securities containing any equity features (or voting rights) of the Company or any of its Subsidiaries, and (ii) there are no outstanding subscriptions, preemptive rights, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of any Company Stock or other capital stock, equity securities or securities containing any equity features (or voting rights) of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend, accelerate the vesting of, change the price of or otherwise amend or enter into any such subscription, preemptive right, option, warrant, call, convertible securities or other similar right, agreement or commitment, or (C) redeem or otherwise acquire, or vote or dispose of, any such shares of capital stock or other equity interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity interests in, the Company. The Company is not a party to any voting trust or other agreement with respect to the voting, redemption, sale, transfer or other disposition of Company Stock. Section 4.3(b) of the Company Disclosure Schedule sets forth for each outstanding Company Option, the name of the holder of such option, the number of shares of Company Stock issuable upon the exercise of such option, the vesting schedule for such option and the exercise price of such option.

     4.4 Authority; Enforceability.
          (a) The Company has the requisite corporate power and authority to enter into this Merger Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including the Merger. The execution and delivery of this Merger Agreement and the other Transaction Documents to which the Company is, or is specified to be, a party, and the performance by the Company of its obligations hereunder and thereunder has been duly authorized by all necessary corporate action on the part of the Company and, except for the filing and recordation of the Certificate of Merger with the Secretary of State of Delaware and the affirmative vote or consent of the holders of a majority of the outstanding Company Stock in accordance with the DGCL (the “Company Stockholder Approval”), no other corporate action on the part of the Company is necessary to authorize the execution and delivery of this Merger Agreement and the other Transaction Documents to which it is, or is specified to be, a party or to perform its obligations hereunder and thereunder. This Merger Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery of this Merger Agreement by each of the other parties hereto) constitutes, and the other Transaction Documents to which it is, or is specified to be a party, when executed and delivered (assuming in each case due authorization, execution and delivery by each of the other parties hereto) will constitute, a valid and binding obligation of the Company enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors’ rights generally and subject to general principles of equity (whether considered in a proceeding at law or in equity).
          (b) The Board of Directors of the Company, has (i) determined that this Merger Agreement and the other Transaction Documents to which the Company is, or is specified to be, a party, and the transactions contemplated hereby and thereby (including the Merger) are advisable and in the best interests of Company and the Company Stockholders and (ii) approved and adopted this Merger Agreement and the other Transaction Documents and approved the transactions contemplated hereby and thereby (including the Merger). Except for the Company Stockholder Approval, no other vote or consent by the Company Stockholders is required to approve this Merger Agreement or the other Transaction Documents to which the Company is, or is specified to be, a party or to consummate any of the transactions contemplated hereby or thereby.
     4.5 No Violation; Consents.
          (a) Except as set forth in Section 4.5(a) of the Company Disclosure Schedule, the execution and the delivery of this Merger Agreement by the Company does not, and the execution and delivery of the other Transaction Documents to which it is, or is specified to be, a party, will not, and the consummation of the transactions contemplated by this Merger

Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and compliance with the provisions of this Merger Agreement and the other Transaction Documents to which it is, or is specified to be, a party, will not (either alone or in conjunction with any other transaction contemplated by this Merger Agreement and the other Transaction Documents) (i) (assuming compliance with the matters referred to in Section 4.5(b) below) materially violate, materially conflict with or require any notice, filing, consent, waiver or approval under any Law or material Permit applicable to the Company or its Subsidiaries or the Business, (ii) violate any provision of the certificate of incorporation or by-laws, as amended, of the Company or any of its Subsidiaries, or (iii) materially violate, materially conflict with, result in a material breach of any provision of or the loss of any material benefit under, constitute a material default (or an event which, with or without notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, accelerate or result in a right of acceleration of the performance required by, result in the creation of any material liability or obligation of the Company or any of its Subsidiaries (other than the obligations expressly contemplated by this Merger Agreement and the other Transaction Documents), result in the creation of any Lien upon the Company Stock or any Lien upon any material properties, Contracts or assets of the Company (other than Permitted Liens) under, or require any notice, approval, waiver or consent under, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement, Contract or other material instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or affected.
          (b) No filing or registration with, notification to, or authorization, consent or approval of any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Merger Agreement and the other Transaction Documents to which the Company is, or is specified to be, a party, by the Company or the performance by the Company of its obligations hereunder and thereunder, except (i) as set forth in Section 4.5(b) of the Company Disclosure Schedule, (ii) the filing of appropriate merger documents (including the Certificate of Merger) as required by the DGCL, (iii) filings under Antitrust Laws, (iv) approval of the transactions contemplated pursuant to this Merger Agreement under the Communications Laws, and (v) those that become applicable as a result of matters specifically related to Parent or its Affiliates.
     4.6 Litigation. Except as set forth in Section 4.6 of the Company Disclosure Schedule, there are no civil, criminal or administrative actions, suits, arbitrations, claims, complaints, hearings, governmental audits, investigations or proceedings (“Actions”) pending, or to the Company’s Knowledge, threatened in writing against the Company or its Subsidiaries or any of their respective properties or assets or any of their officers, directors or employees in their capacity as such, in each case that has or is reasonably likely to have a material impact on the Business. There are no Actions pending that have a reasonable likelihood of success challenging the validity or enforceability of this Merger Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby. Except as set forth in Section 4.6 of the Company Disclosure Schedule, there are no orders, judgments, awards, settlements, injunctions, or decrees (“Orders”) of any Governmental Authority to which the Company, its Subsidiaries or any of their respective properties or assets or any of their officers, directors or employees in their capacity as such are subject, in each case that has or is reasonably likely to have a material impact on the Business.
     4.7 Tax Matters.
          (a) All federal income and other material Taxes due and owing in respect of the Company and its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Year To Date Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Year To Date Financial Statements (rather than in any notes thereto). Since the date of the Year To Date Financial Statements, the Company and its Subsidiaries have not incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.
          (b) The Company and its Subsidiaries have duly and timely filed with the appropriate Tax authorities all federal income and other material Tax Returns that they were required to file or have obtained extensions for such filings, and all such Tax Returns are correct and complete in all material respects. No written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to a material Tax by that jurisdiction.
          (c) The Company has delivered to Parent, or otherwise made available for inspection by Parent at the Company’s offices, complete and accurate copies of all federal income and other material Tax Returns of the Company and its Subsidiaries for taxable years remaining open under the applicable statute of limitations, including, promptly upon their availability, for the most recent taxable year, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by the Company or its Subsidiaries with respect to Taxes of any type. No power of attorney (other than powers of attorney authorizing employees of the Company or its Subsidiaries to act on behalf of such entities) has been executed or filed with any Tax authority with respect to any Taxes of the Company or its Subsidiaries.
          (d) The Company and its Subsidiaries have withheld and paid or accrued, or consented to be withheld and paid or accrued, all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, shareholder, or other third party.
          (e) There are no material Liens for Taxes on any of the assets of the Company or its Subsidiaries, other than Liens for Taxes not yet due and payable or that are being contested in good faith and for which appropriate reserves have been made on the Financial Statements in accordance with GAAP.

          (f) Neither the Company nor any of its Subsidiaries has received from any Governmental Authority any written notice of (i) pending or possible commencement of audits, assessments or other actions for or relating to any material liability in respect of Taxes or (ii) proposed adjustment, deficiency or underpayment of any material amount of Taxes, which notice has not been satisfied by payment, withdrawn or expired.
          (g) There are no written agreements for the extension of time for the assessment of any Taxes of the Company or its Subsidiaries.
          (h) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing agreement, Tax allocation agreement, or Tax indemnity agreement.
          (i) Neither the Company nor any of its Subsidiaries: (i) has agreed or received written notice from the IRS that it is required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; or (ii) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 and 1362 of the Code.
          (j) In the last two years, neither the Company nor any of its Subsidiaries has distributed the stock of another Person, or has had its stock distributed by another Person, in a transaction intended to qualify under Section 355 of the Code.
          (k) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group within the meaning of Section 1504 of the Code (other than an affiliated group the common parent of which is the Company), and neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of other applicable Tax Law), as a transferee or successor, by Contract, or otherwise.
          (l) Neither the Company nor any of its Subsidiaries has disclosed on a Tax Return that it has been a party to a transaction that is or is substantially similar to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b), or any other transaction requiring disclosure under any similar provision of other applicable Tax Law.
          (m) The Company is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
          (n) From and at all times since its inception, WB Holdings 1 LLC has been treated as an entity with a single owner that is disregarded as separate from its owner for U.S.

federal income tax purposes, and up to and including the Closing Date, WB Holdings 1 LLC will be treated as an entity with a single owner that is disregarded as separate from its owner for U.S. federal income tax purposes. No Form 8832 has ever been filed with respect to WB Holdings 1 LLC to treat WB Holdings 1 LLC as anything other than a disregarded entity for U.S. federal income tax purposes and, as of the Closing Date, no election to treat WB Holdings 1 LLC as anything other than a disregarded entity shall have been made.
          (o) Neither the Company nor any of its Subsidiaries (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was created or organized both in the United States and in a foreign jurisdiction such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a).
          (p) All transfer pricing rules have been complied with in all material respects and all material documentation required by all relevant transfer pricing Laws have been timely prepared by the Company and its Subsidiaries.
     4.8 Financial Statements.
          (a) Financial Statements. The Company has previously provided to Parent copies of (i) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2009 and the related unaudited consolidated year to date statements of income and cash flows for the period then ended (the “Year To Date Financial Statements”), (ii) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2008 and December 31, 2007, and the related audited statements of income and cash flows for the fiscal years then ended (including, in each case, any notes thereto) (the “Audited Financial Statements” and, together with the Year To Date Financial Statements, the “Financial Statements”) and (iii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of July 31, 2009 and August 31, 2009 and the related unaudited consolidated monthly statements of income and cash flows for the periods then ended (the “Monthly Financial Statements”). Except as otherwise indicated in the Financial Statements or as set forth in Section 4.8(a) of the Company Disclosure Schedule, the Financial Statements were prepared in accordance with GAAP, applied on a consistent basis for the periods involved and present fairly, in all material respects, the consolidated financial condition of the Company and its Subsidiaries as of the dates thereof and the results of their operations and cash flows for the periods then ended, except that the Year To Date Financial Statements are subject to normal year-end adjustments (which are not material in amount or significance in any individual case or in the aggregate) and the absence of footnotes. Except as otherwise indicated in the Monthly Statements or as set forth in Section 4.8(a) of the Company Disclosure Schedule, the Monthly Financial Statements were prepared in accordance with past practice and present fairly, in all material respects, the consolidated financial condition of the Company and its Subsidiaries as of the dates thereof and the results of their operations and cash flows for the periods then ended, except that the Monthly Financial Statements are subject to normal year-end adjustments (which are not material in amount or significance in any individual case or in the aggregate) and the absence of footnotes.
          (b) Accounts Receivable. All accounts receivable of the Company and its Subsidiaries are reflected in the Financial Statements, represent bona fide claims in all material respects against debtors for sales, services performed or other charges arising on or before the respective dates of recording thereof, arose in the ordinary course of business and have been billed in accordance with the past practices of the Company and its Subsidiaries consistently applied.
     4.9 Undisclosed Liabilities; Indebtedness.
          (a) There are no material liabilities or obligations of the Company and its Subsidiaries (whether accrued, absolute, contingent, matured or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP, except liabilities and obligations (i) disclosed or provided for in the Audited Financial Statements (or disclosed in the notes thereto) or the Year To Date Financial Statements, (ii) incurred in the ordinary course of business, consistent with past practice, since the date of the Audited Financial Statements, (iii) contemplated by this Merger Agreement and the other Transaction Documents or the transactions contemplated hereby or thereby, and (iv) set forth in Section 4.9(a) of the Company Disclosure Schedule.
          (b) Except as set forth in Section 4.9(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any Indebtedness for borrowed money under any note, debenture, bond or similar instrument and any accrued interest or fees with respect thereto.
     4.10 Material Contracts.
          (a) Section 4.10(a) of the Company Disclosure Schedule contains a complete and accurate list or description of all written or oral contracts, agreements, evidences of indebtedness, guarantees, obligations, grants, leases and executory commitments (“Contracts”) in effect as of the Execution Date to which the Company or any of its Subsidiaries is a party, or by which any of their respective assets or properties are bound, which:
          (i) require the Company or any of its Subsidiaries to pay or entitle any of them to receive in excess of $1,000,000 and that are not otherwise required to be disclosed pursuant to clauses (ii) through (xii) of this Section 4.10;

          (ii) require the Company or any of its Subsidiaries to pay at least $500,000 over their remaining term and are not terminable by the Company within ninety (90) days from the Execution Date without penalty or further obligation on the part of the Company;
          (iii) involve payments based on profits or revenues of the Company;
          (iv) create or grant a Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices), other than Permitted Liens and other than contracts with customers and suppliers entered into in the ordinary course of business consistent with past practice;
          (v) relate to the voting or transfer of Company Stock or other equity securities of the Company or its Subsidiaries, the registration of any Company Stock or other equity securities of the Company or its Subsidiaries under the Securities Act or that grant any redemption or preemptive rights with respect to Company Stock or other equity securities of the Company or its Subsidiaries;
          (vi) obligate the Company or any of its Subsidiaries to, directly or indirectly, make a capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of credit in the ordinary course of business consistent with past practice);
          (vii) involve a joint venture, partnership, strategic partnership or similar arrangement;
          (viii) were entered into in connection with the settlement or other resolution of any Action that have any continuing material obligations, liabilities or restrictions on the Company or any of its Subsidiaries;
          (ix) purport to prohibit, restrict or limit (A) the operation of the Business in any geographical area, (B) any acquisition or sale (other than customary anti-assignment and anti-export provisions) of property (tangible or intangible) by the Company or any Subsidiary or (C) the freedom of the Company or any Subsidiary to engage in any line of business or to compete with any Person;
          (x) involve radio spectrum, satellite capacity, satellite coordination or similar arrangement;

          (xi) relate to the operation of a material portion of the Company Network; or
          (xii) provide for indemnification of any Person with respect to material liabilities relating to any current or former business of the Company, any of its Subsidiaries or any predecessor Person other than indemnification obligations of the Company or any of its Subsidiaries pursuant to the provisions of a contract entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice.
          (b) The Company has delivered to Parent, or otherwise made available for inspection by Parent, a correct and complete copy of each Contract listed in Section 4.10(a) of the Company Disclosure Schedule (collectively, the “Material Contracts”). Except as set forth in Section 4.10(b) of the Company Disclosure Schedule, and except for any Material Contract that (A) is terminated by the Company with the prior written consent of Parent in accordance with Section 6.2(b)(ii)(H), (B) expires in accordance with its terms after the Execution Date and on or before the Closing Date, (C) is terminated by the other party thereto in accordance with the terms of such Material Contract, other than due to a breach or default by the Company or its Subsidiaries or (D) is a Material Contract with a supplier named in Section 4.24 of the Company Disclosure Schedule, (i) each Material Contract is a valid and binding obligation of each of the Company and its Subsidiaries that is a party thereto and is in full force and effect, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (whether considered in a proceeding at law or in equity), (ii) the Company and/or its Subsidiaries, as applicable, have performed in all material respects all material obligations required to be performed by them under the Material Contracts, and (iii) the Company and/or its Subsidiaries are (with or without notice or lapse of time, or both) not in material breach or default thereunder. As of the Execution Date, (i) each Material Contract with a supplier named in Section 4.24 of the Company Disclosure Schedule (i) is a valid and binding obligation of each of the Company and its Subsidiaries that is a party thereto and is in full force and effect, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (whether considered in a proceeding at law or in equity), (ii) the Company and/or its Subsidiaries, as applicable, have performed in all material respects all material obligations required to be performed by them under such Material Contracts, and (iii) the Company and/or its Subsidiaries are (with or without notice or lapse of time, or both) not in material breach or default thereunder. To the Company’s Knowledge, each Material Contract is a valid and binding obligation of the other parties thereto, and no other party to any Material Contract is (with or without notice or lapse of time, or both) in material breach or default under the terms of such Material Contract, except in each case as would not reasonably be expected to materially impact the Business.

          (c) Neither the Company nor any of its Subsidiaries has entered into any Contract which by its terms would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Merger Agreement and the other Transaction Documents.
     4.11 Intellectual Property.
          (a) Ownership of Intellectual Property Rights. Section 4.11(a) of the Company Disclosure Schedule sets forth a list of all Company Registered Intellectual Property as of the Execution Date, identifying in each case the filing status, registered assignee, filing date/ issuance/registration/grant date, and prosecution status thereof. The Company or its Subsidiaries own all right, title, and interest (including the sole right to enforce) in or otherwise has sufficient rights to the material Intellectual Property used in or necessary for the Company’s or any of its Subsidiaries’ conduct of the Business, free and clear of all Liens except Permitted Liens.
          (b) No Infringement. The operation of the Business as currently conducted by the Company and its Subsidiaries, including with respect to the exploitation of any Company Product offered or marketed, does not infringe or misappropriate any Intellectual Property Rights of any Person, violate any right to privacy or publicity, or constitute unfair competition or trade practices under the Laws of any jurisdiction to which the Company or its Subsidiaries are subject, and neither the Company nor any of its Subsidiaries has received written notice from any Person claiming any such infringement or misappropriation, in each case that reasonably would be expected to materially impact the Business.
          (c) No Third Party Infringers. To the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property, in each case that reasonably would be expected to materially impact the Business. Except as set forth in Section 4.11 of the Company Disclosure Schedule, as of the Execution Date neither the Company nor any of its Subsidiaries has asserted or threatened any claim against any Person alleging any infringement, misappropriation or violation of any Company Intellectual Property.
          (d) Protection of Intellectual Property. Each of the Company and its Subsidiaries has enforced a policy requiring each employee to execute work-for-hire, invention assignment, and/or proprietary information agreements, and to the Company’s Knowledge, no party to any such agreement is in material breach thereof.
          (e) No Order. Except as set forth in Section 4.11(e) of the Company Disclosure Schedule, there are no forbearances to sue, settlement agreements, judgments, or orders to which the Company or any of its Subsidiaries is a party or are otherwise bound that (i) restrict the rights of the Company or any of its Subsidiaries to use, transfer, license or enforce any of the Company Intellectual Property; (ii) restrict the conduct of the Business in order to accommodate a third party’s Intellectual Property Rights; or (iii) grant any third party any right with respect to any Company Intellectual Property, in each case (x) as of the Execution Date and (y) except that reasonably would not be expected to materially impact the Business.
          (f) Company Products. Except as set forth in Section 4.11(f) of the Company Disclosure Schedule, to the Company’s Knowledge, all Company Products offered or marketed and Company Intellectual Property (and all parts thereof) are free of: (i) any critical defects, including without limitation any critical error or critical omission in the processing of any transactions and (ii) any Contaminants, in each case that reasonably would be expected to materially impact the Business.
          (g) Information Technology. The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures intended to ensure that the technology systems used in connection with the operation of the Company and its Subsidiaries are free from Contaminants that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as set forth in Section 4.11 of the Company Disclosure Schedule, (i) the Company and its Subsidiaries have appropriate disaster recovery plans, procedures and facilities for the Business and have taken commercially reasonable steps to safeguard the information technology systems utilized in the operation of the Business as it is currently conducted, and (ii) to the Company’s Knowledge, there have been no unauthorized intrusions or breaches of the security of the information technology systems, except in each case that reasonably would not be expected to materially impact the Business.
          (h) No Licenses. Except as set forth in Section 4.11(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any material license or agreement pursuant to which the Company or any Subsidiary (i) grants to or agrees not to assert against any third Person rights in any Company Intellectual Property, or (ii) is or has been or is required to be granted or provided any Intellectual Property Rights by a third party.
          (i) Trade Secrets. Except as set forth in Section 4.11(i) of the Company Disclosure Schedule, the Company and its Subsidiaries have taken commercially reasonable steps to protect their material Trade Secrets, and any material Trade Secrets of third parties provided thereto, according to the Laws of the applicable jurisdictions where such trade secrets are developed, practiced or disclosed.
          (j) Privacy. Except as set forth in Section 4.11(j) of the Company Disclosure Schedule, the Company and its Subsidiaries have complied with, and the execution, delivery and performance of this Merger Agreement does comply with, in all material respects, all applicable Laws and their respective internal privacy policies and guidelines, if any, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company and its Subsidiaries in the conduct of the Business, except in each case that reasonably would not be expected to materially impact the Business.

          (k) Validity and Enforceability. The material Company Registered Intellectual Property is subsisting, in full force and effect, is valid and enforceable and has not expired or been cancelled or abandoned, except where such expiration, cancellation or abandonment is consistent with the exercise of reasonable business judgment. All necessary registration, maintenance and renewal fees currently due have been made, and all necessary documents, recordations and certificates have been filed, for the purposes of maintaining such material Company Registered Intellectual Property.
     4.12 Insurance. The Company has delivered to Parent, or otherwise made available for inspection by Parent, true and complete copies of all existing material insurance policies and fidelity bonds in effect as of the Execution Date maintained by the Company and its Subsidiaries relating to their respective business, properties, assets or employees (the “Company Insurance Policies”), including the named insured(s) and all beneficiaries thereunder, each of which is listed in Section 4.12 of the Company Disclosure Schedule. All Company Insurance Policies are valid and enforceable policies and provide insurance coverage for the respective properties and assets of the Company and its Subsidiaries and operation of the Business, of the kinds, in the amounts and against the risks required to comply with applicable Law and/or any contractual or other obligations. Except as set forth in Section 4.12 of the Company Disclosure Schedule, as of the Execution Date there are no disputes between the Company or any of its Subsidiaries and any underwriters of such policies, and there is no claim pending under any of such policies or bonds as to which coverage has been denied or disputed, in each case that has or is reasonably likely to have a material impact on the Business. All premiums that are due and payable under all such policies and bonds have been timely paid and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies and bonds. As of the Execution Date, no written notice of cancellation of, or premium increase with respect to, any such policies or bonds or written notice that any such policy or bond is not in full force has been received by the Company or any of its Subsidiaries. The activities and operations of the Company and its Subsidairies have been conducted in a manner so as to conform in all material respects to all applicable provisions of the Company Insurance Policies.
     4.13 Labor. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union Contract applicable to Persons employed by the Company or any Subsidiary, nor, to the Company’s Knowledge, are there any activities or proceedings of any labor union to organize any such employees. Section 4.13 of the Company Disclosure Schedule lists, as of the Execution Date, (i) all suits, charges, grievances or attorney demand letters, pending or, to the Company’s Knowledge, threatened, involving the Company, a Subsidiary and any employee, and (ii) unfair labor practice charges or other applications or proceedings before a labor relations board or any similar authority currently pending or, to the Company’s Knowledge, threatened, involving the Company, a Subsidiary and any employee. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws, Contracts and employment policies relating to employment practices, wages, hours, and other terms and conditions of employment, employment standards, human rights, occupational safety, workers’ compensation, language of work, and plant closing Laws. As of the Execution Date, to the Company’s Knowledge, there are no strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries.

     4.14 Employee Benefits.
          (a) Section 4.14 of the Company Disclosure Schedule sets forth (i) a list of the pension, profit sharing, deferred compensation, severance pay, bonus, stock option, stock purchase, or other form of employee benefit, retirement or deferred benefit including all health, accident or other welfare plans of the Company and its Subsidiaries in effect as of the Execution Date or for which the Company or any of its Subsidiaries has any continuing liability on the Execution Date (each, a “Benefit Plan”) and (ii) a list of all employment, management, consulting or severance agreements, indemnification agreements, or other agreements or arrangements with any members of the Company’s Board of Directors, or any current or former employee of the Company or any of its Subsidiaries in effect as of the Execution Date or for which the Company or any of its Subsidiaries has any continuing liability on the Execution Date. The Company has delivered to Parent, or otherwise made available for inspection by Parent, true and complete copies of all Benefit Plans, all summaries and summary plan descriptions, the most recent annual reports (Form 5500 series filed with the Internal Revenue Service for such Benefit Plans), as applicable, and the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to any Benefit Plan, and any filings made with any Governmental Authority under any compliance resolutions programs with respect to any Benefit Plan.
          (b) The Company and its Subsidiaries have complied in all material respects with the provisions of each Benefit Plan and the applicable provisions of the Code, ERISA and other applicable Law, have administered each Benefit Plan in material compliance with the provisions of each such plan and the applicable requirements of the Code and ERISA, and have timely made all required contributions thereto.
          (c) The Company and its Subsidiaries are not subject to any obligation to pay retiree medical or other retiree welfare or similar benefits, other than pursuant to 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, and any similar state welfare plan continuation coverage Laws.
          (d) None of the Benefit Plans is subject to Title IV of ERISA and neither the Company nor any of its Subsidiaries has any contingent liability under Title IV of ERISA.
          (e) Except as set forth in Section 4.14(e) of the Company Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Merger Agreement, by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

          (f) Except as set forth in Section 4.14(f) of the Company Disclosure Schedule, neither the execution and delivery of this Merger Agreement nor the consummation of the transactions contemplated by this Merger Agreement and the other Transaction Documents shall (either alone or in conjunction with any other event) (i) result in any payment becoming due to any employee, officer or director of the Company or any of its Subsidiaries under any Benefit Plan, (ii) increase any benefits otherwise payable under any Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits.
          (g) Each Company Option was granted with an exercise price that was not less than the fair market value of the underlying Company Stock on the date the option or right was granted based upon a reasonable valuation method. Neither the Company nor any of its Subsidiaries is a party to, or otherwise obligated under, any Benefit Plan, that provides for the gross-up of the Tax imposed by Section 409A(a)(1)(B) of the Code.
          (h) Except as set forth in Section 4.14(h) of the Company Disclosure Schedule, no condition exists that would prevent the Company, Parent or their Subsidiaries from terminating or amending any Benefit Plan at any time for any reason without liability to the Company, Parent or their Subsidiaries, as applicable (other than ordinary administration expenses or routine claims for benefits).
     4.15 Properties.
          (a) Section 4.15(a) of the Company Disclosure Schedule sets forth a complete list of all real property and interests in real property owned by the Company or its Subsidiaries as of the Execution Date (the “Owned Real Property”), including the address and record owner of such Owned Real Property. Except as set forth in Section 4.15(a) of the Company Disclosure Schedule, the Company or its applicable Subsidiaries own good and marketable title to all of the material properties and material assets purported to be owned by them (other than Intellectual Property, which is addressed in Section 4.11), including all of the Owned Real Property, in each case free and clear of all Liens, other than Permitted Liens.
          (b) Section 4.15(b) of the Company Disclosure Schedule sets forth a complete list of all of the existing material leases and licenses (including all amendments, extensions, supplements, renewals thereof and agreements related thereto) in effect as of the Execution Date (the “Company Leases”) for real property and interests in real property directly or indirectly leased or licensed to the Company or its Subsidiaries (the “Leased Real Property”) by any third party under which the Company or any of its Subsidiaries is a lessee or licensee, if applicable, and the address, aggregate monthly rent payable and expiration date of the Company Lease relating to each such Leased Real Property. The Company has delivered to Parent, or otherwise made available for inspection by Parent, true and complete copies of all the Leases. The Company or its applicable Subsidiaries has and owns a valid leasehold or licensed (if applicable) interest in the Leased Real Property, in each case free and clear of all Liens, other than Permitted Liens.

          (c) Other than the Company Satellites and Company Ground Stations which are exclusively governed by Sections 4.16 and 4.17, each material item of equipment owned or leased by the Company or its Subsidiaries is (i) reasonably adequate for the conduct of the Business as currently conducted and (ii) in good operating condition, regularly and properly maintained in all material respects, subject to normal wear and tear.
     4.16 Satellite Matters.
          (a) Section 4.16(a) of the Company Disclosure Schedule sets forth a complete and accurate list of the Company Satellites including the number and frequency band of useable beams thereon. As of the Execution Date, (i) to the Company’s Knowledge, each of the Company Satellites is in good operating condition and since launch, or in the case of AMC-15 since the Company began leasing capacity on such satellite, no Company Satellite has experienced the permanent failure or permanent cessation of operation of any beam available to the Company, any other material permanent reduction in the bandwidth capacity available to the Company, or a material reduction in its expected operational life and (ii) to the actual knowledge of the individuals identified in Section 1.1 of the Company Disclosure Schedule, since launch, or in the case of AMC-15 since the Company began leasing capacity on such satellite, no Company Satellite has experienced either the permanent failure or permanent cessation of operation of any beam that is not available to the Company, any other material permanent reduction in any bandwidth capacity that is not available to the Company, or the failure or cessation of operation of any component of such Company Satellite.
          (b) Excluding AMC-15, the remaining fuel on board each Company Satellite is reasonably projected to be sufficient to maintain such satellite in geosynchronous orbit at the 111.1 degrees W.L. orbital location within ± 0.05 degrees N/S and E/W until the dates specified in Section 4.16(b) of the Company Disclosure Schedule.
          (c) Excluding AMC-15, Section 4.16(c) of the Company Disclosure Schedule sets forth a summary, for each Company Satellite, of all Satellite Capacity Outages since the launch of each such Company Satellite, including the time, date and duration of each such Satellite Capacity Outage, and a description of the cause of each such Satellite Capacity Outage. Section 4.16(c) of the Company Disclosure Schedule sets forth a summary for the AMC-15 satellite of all Satellite Capacity Outages since the Company began leasing satellite capacity on AMC-15, including the time, date and duration of each such Satellite Capacity Outage, and a description of the cause of each such Satellite Capacity Outage.
          (d) The Company has delivered to Parent, or otherwise made available for inspection by Parent, true and correct copies, to the Company’s Knowledge, of the most recent Company Satellite Health Reports. As of the Execution Date, the Company has not made, and to the Company’s Knowledge no other Person has made, any launch and in-orbit insurance claims with respect to any of the Company Satellites. The Company has delivered to Parent, or otherwise made available for inspection by Parent, true and correct copies, to the Company’s

Knowledge, of any fleet-wide satellite anomaly reports issued by the respective satellite manufacturers and in the possession or control of the Company or any of its Subsidiaries that report spacecraft-related incidents, anomalies and defects (i) experienced by third party spacecraft which have commonality of model series, subsystems or components with any of the Company Satellites; or (ii) to which the Company Satellites may also be susceptible due to common construction and/or operation. As of the Execution Date, to the Company’s Knowledge, there are no Company Satellite incidents, anomalies or defects that have not been disclosed in Section 4.16(d) of the Company Disclosure Schedule. To the Company’s Knowledge, neither Telesat Canada, SES, Echostar, nor any other Person has exercised any right to interrupt or deny access to or use of any Company Satellite.
          (e) Except with respect to AMC-15, to the Company’s Knowledge, coordination of the Company Satellites has been completed in accordance with the requirements of the International Telecommunication Union (“ITU”) Radio Regulations. To the Company’s Knowledge, the FCC has approved the use of the Company Satellites to provide service to and from the United States in a manner consistent with the manner in which the Company Service currently is being provided. To the actual knowledge of the individuals identified in Section 1.1 of the Company Disclosure Schedule, no Person has asserted date precedence in filing a request for coordination in accordance with the ITU Radio Regulations, or has asserted that it has rights to operate a spacecraft in a manner that would result in interference with respect to any Company Satellite or Company Ground Station. To the actual knowledge of the individuals identified in Section 1.1 of the Company Disclosure Schedule, no dispute has been asserted with respect to its continued ability to utilize or obtain service from any Company Satellite substantially in the manner that such Company Satellite has been used or made available in connection with the business of the Company and its Subsidiaries to date. To the Company’s Knowledge, no satellite coordination agreement or concession agreement to which any Company Satellite is subject imposes any conditions more constraining than those set forth in the FCC’s rules in 47 C.F.R. § 25.138.
          (f) Other than as set forth in Section 4.16(f) of the Company Disclosure Schedule, the Company Ground Stations and all components used in connection therewith are (i) in good operating condition, regularly and properly maintained, subject to normal wear and tear, are suitable for their intended purposes, and have the expected remaining useful life specified in Section 4.16(f) of the Company Disclosure Schedule, and (ii) supported by a back-up generator capable of generating power sufficient to meet the requirements of the operations conducted at the Company Ground Stations. Except as set forth in Section 4.16(f) of the Company Disclosure Schedule, no other radio communications facility is causing objectionable interference to the transmissions from or the receipt of signals by any Company Satellite or Company Ground Station. The operations of each Company Ground Station cannot be restored at another Company Ground Station in the event of interruptions from natural disaster or man-made events.
     4.17 Company Network Health. The Company Network: (a) performs in substantial compliance with its specifications and documentation; (b) based on data collected from the Canary Locations between the first day of the calendar month immediately after the Execution

Date, through the last day of the calendar month immediately preceding the Closing Date, is sufficient for and capable of providing the Company Service (i) with file transfer speeds, based on data collected at Canary Locations in the Pro service tier and averaged over each calendar month, of at least 192 kbps upstream and 1125 kbps downstream in the best 90% of beams and at least 179 kbps upstream and 1050 kbps downstream in the slowest 10% of beams, (ii) to the number of provisioned subscribers as of August 31, 2009 with an availability of at least 99% to the subscriber terminal (exclusive of weather-related outages), and (iii) at a downstream data rate of no less than 9.3 kbps per provisioned subscriber averaged across all tiers of service; and (c) demonstrates, based on data collected at Canary Locations in the Value service tier and using the test equipment and list of web pages used at Canary Locations, an average web page load time of less than 18 seconds averaged over all beams over each calendar month. Except as set forth in Section 4.17 of the Company Disclosure Schedule, the Company and its Subsidiaries have provided for archival, back-up, recovery, and restoration of their critical business data and their management information systems in a manner designed to minimize business interruptions from natural disaster and man-made events. Section 4.17 of the Company Disclosure Schedule sets forth a reasonable description of all unscheduled Company Network outages which occurred during the period between January 1, 2007 and September 3, 2009, inclusive, including the time, date and duration of each such outage and the number of affected customers and a description of the cause of each such outage. Neither the Company nor any of its Subsidiaries has failed to comply with the service level standards in any agreement (taking into account cure periods provided in such agreement(s)) to which the Company or any Subsidiary is a party. The Company has delivered to Parent, or otherwise made available for inspection by Parent, copies of all reports for the past two years regarding the subject matter of this Section 4.17.
     4.18 Environmental Matters. The Company and its Subsidiaries (a) are in compliance in all material respects, and are not subject to any material liability, in each case with respect to any applicable Environmental Laws, (b) possess all material Environmental Permits required for the operation of the Business and are in compliance in all material respects with such material Environmental Permits, (c) have not received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in material violation of, or liable under, any Environmental Law, (d) have not entered into or agreed to any consent decree or order, and are not subject to any judgment, consent, decree or judicial order, relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the Company’s Knowledge, threatened with respect thereto, and (e) to the Company’s Knowledge, are not indemnitors in connection with any material claim threatened or asserted by any third-party indemnitee for any material liability under any Environmental Law or relating to any Hazardous Materials.
     4.19 Compliance with Laws; Permits.
          (a) Except for Laws relating or attributable to Taxes, Intellectual Property, employee benefits or environmental matters, which shall be governed exclusively by Sections 4.7, 4.11, 4.14 and 4.18, respectively, the Company and its Subsidiaries are in material compliance with, and are not in material default under or in material violation of, any Laws applicable to the Company, its Subsidiaries, their respective properties and assets and the Business, and there are no outstanding material violations of any of the above, and neither the Company nor any of its Subsidiaries has received written notice asserting any such material violation.
          (b) Except as set forth in Section 4.19(b) of the Company Disclosure Schedule, the Company is in possession of, or has filed the necessary application(s) to obtain, all material Permits required under all applicable Laws to own, lease and operate the properties and assets necessary to conduct the Business as it is currently being conducted in all material respects. Except as set forth in Section 4.19(b) of the Company Disclosure Schedule, all such Permits are in full force and effect. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received any written notice, warning letter, regulatory letter or similar written communication regarding any material violation of, conflict with, or the revocation, withdrawal, non-renewal, termination, cancellation or suspension of any material Permit. The Company and its Subsidiaries have been and are in material compliance with the terms of all material Permits.
          (c) Section 4.19(c) of the Company Disclosure Schedule lists all of the Communications Permits held by the Company or its Subsidiaries, as applicable, as of the Execution Date and all pending applications made by the Company or any of its Subsidiaries as of the Execution Date for new Communications Permits or for modification, extension or renewal of any Communications Permit. The Communications Permits (i) are validly issued, in good standing and in full force and effect (and have not been suspended, canceled, revoked or modified in any adverse manner except for any adverse modification which is immaterial), and (ii) constitute all of the Permits required by applicable Communications Laws to operate the Business, including the Company Ground Stations, as it is currently being conducted. The Company and each of its Subsidiaries has made all material filings required by Communications Laws and is in compliance in all material respects with the Communications Laws and the terms and conditions of its Communications Permits. There is not pending or, to the Company’s Knowledge, threatened before any Governmental Authority any proceeding, notice of violation, order of forfeiture or complaint or investigation against the Company or any of its Subsidiaries relating to any of the Communications Permits. Neither the Company nor any of its Subsidiaries has reason to believe any Communications Permit will not be renewed in the ordinary course.
     4.20 No Brokers. Other than Morgan Stanley & Co. Incorporated, neither the Company nor any of its Subsidiaries has employed any broker, finder, investment banker, financial advisor or similar professional or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Merger Agreement. The Company has heretofore delivered to Parent, or otherwise made available for inspection by Parent, complete copies of all agreements between the Company or any of its Subsidiaries and Morgan Stanley & Co. Incorporated pursuant to which Morgan Stanley & Co. Incorporated would be entitled to any payment relating to the transactions contemplated by this Merger Agreement or any of the other Transaction Documents.

     4.21 Absence of Certain Changes. Except for the matters contemplated by this Merger Agreement and the other Transaction Documents, as set forth in Section 4.21 of the Company Disclosure Schedule or as consented to in writing by Parent following the Execution Date pursuant to Section 6.2(b), since December 31, 2008 the Company and its Subsidiaries have conducted the Business in the ordinary course of business, consistent with past practice, in all material respects, and since such date, there has not been, occurred or arisen (i) any event, change, occurrence or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) any event, change, occurrence or circumstance that would, individually or in the aggregate, reasonably be expected to prevent or delay the performance of this Merger Agreement by the Company, or (iii) any action taken by the Company or any of its Subsidiaries during the period from January 1, 2009 through the Execution Date that, if taken during the period from the Execution Date through the Effective Time, would constitute a breach of subsection A, B, C, D, F, G, J, K, L, O, Q, R, S or T of Section 6.2(b)(ii) of this Merger Agreement.
     4.22 Restrictions on Business Activities. Except as set forth in Section 4.10(a) of the Company Disclosure Schedule, there are no agreements (non-compete or otherwise), Contracts or Orders to which the Company or any of its Subsidiaries is a party, or otherwise binding upon the Company or any of its Subsidiaries, which has or may reasonably be expected to have the effect of prohibiting, restricting or limiting (i) the operation of the Business in any geographical area, (ii) any acquisition or sale (other than customary anti-assignment and anti-export provisions) of property (tangible or intangible) by the Company or any Subsidiary, or (iii) the freedom of the Company or any Subsidiary to engage in any line of business or to compete with any Person. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has entered into any agreement under which any of them is restricted from selling, licensing or otherwise distributing any of their respective technology or products to, or providing services to, customers or potential customers, in any geographic area, during any period of time or in any segment of the market.
     4.23 Transactions with Related Parties. Section 4.23 of the Company Disclosure Schedule contains a complete and accurate list of all Contracts, evidences of indebtedness and guarantees, leases and executory commitments in effect as of the Execution Date between the Company or any of its Subsidiaries, on one hand, and a Related Party, on the other hand (other than employment, management, consulting or severance agreements listed in Section 4.14 of the Company Disclosure Schedule) (each, a “Related Party Contract”). The Company has delivered to Parent, or otherwise made available for inspection by Parent, a correct and complete copy of each Related Party Contract. Except (a) for compensation arrangements in the ordinary course of business, (b) as disclosed in Section 4.23 of the Company Disclosure Schedule and (c) as required by this Merger Agreement or any of the other Transaction Documents, no Related Party has (i) borrowed or loaned money or other property to the Company or its Subsidiaries that has not been repaid or returned (or that will not be repaid or returned prior to the Closing), (ii) asserted in writing any Action against the Company or its Subsidiaries or (iii) any ownership interest in any material assets or property used by the Company or its Subsidiaries in the conduct of the Business.

     4.24 Customers and Suppliers. Section 4.24 of the Company Disclosure Schedule sets forth a complete and accurate list of the names and addresses of (a) each customer that accounted for five percent (5%) or more of the total dollar value of the Company’s and its Subsidiaries’ consolidated revenue during the last fiscal year, and (b) all suppliers with sales to the Company and its Subsidiaries greater than $500,000 in the aggregate during the last fiscal year, showing the approximate total dollar value of purchases by the Company and its Subsidiaries from each such supplier during such fiscal year. Since December 31, 2008, there has been no adverse change in the business relationship of the Company and its Subsidiaries with any supplier named in Section 4.24 of the Company Disclosure Schedule, except in each case as would not reasonably be expected to materially impact the Business. Neither the Company nor any of its Subsidiaries has received any written notice from any supplier named in Section 4.24 of the Company Disclosure Schedule of any intention to terminate or reduce supplies to the Company or any of its Subsidiaries under existing agreements, Contracts, purchase orders, obligations and commitments to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or the Business are bound, except in each case as would not reasonably be expected to materially impact the Business. Section 4.24 of the Company Disclosure Schedule sets forth (i) the number of subscribers of the Business as of the first day of each month for the period of September 1, 2007 through August 31, 2009, (ii) the Business’ gross subscriber additions for each such month and (iii) the Business’ bad debt rate by month for each such month. The Company has delivered to Parent, or otherwise made available for inspection by Parent at the Company’s offices, copies of all reports for the period of September 1, 2007 through July 31, 2009 summarizing the number and rate of customer complaints and complaints filed with state Attorney General offices.
     4.25 Merger Consideration Allocation. Schedule 4.25 hereto (the “Payment and Allocation Schedule”) contains a correct and complete list of (i) the shares of Company Stock owned by each Company Stockholder as of the Execution Date (assuming exercise of the Company Rights, other than the Company Rights set forth on Schedule 3.3(b)), (ii) the Payoff Amount if the Closing were to occur on December 31, 2009, utilizing an assumed LIBOR rate, together with the Payment Form requested by each Company Lender to pay in full and fully satisfy and discharge such Company Debt on the Closing Date, and (iii) a spreadsheet which calculates the Payoff Amount and determines the Payment Form based on any proposed Closing Date and any assumed LIBOR rate in accordance with the applicable Company Credit Facility.
     4.26 Escheat. To the Company’s Knowledge, the Company and its Subsidiaries have complied with all applicable escheat Laws in all material respects.
     4.27 No Other Representations and Warranties. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedule), neither the Company nor any other Person makes any representation or warranty, either express or implied, on behalf of or with respect to the Company or any of its Subsidiaries, the Company Stock, the Business or the transactions contemplated hereby, and the Company hereby disclaims any representation or warranty not contained in this Article IV. Without limiting the generality of the foregoing and except as may be expressly set forth in any of the representations and warranties in this Article IV (as modified by the Company Disclosure Schedule), it is understood that any cost estimates, financial or other projections or forecasts communicated or furnished (orally or in writing) to Parent or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing.
V. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          Except as disclosed in (i) the Parent SEC Documents filed on or after March 29, 2008, but prior to the Execution Date (excluding any documents incorporated by reference therein which were filed prior to March 29, 2008 and any disclosures set forth in any risk factor section and any “forward-looking statement” (as such term is used therein)), or (ii) the Parent Disclosure Schedule (it being understood that any disclosure of an item or matter set forth on the Parent Disclosure Schedule with respect to a particular representation or warranty shall be deemed to be a disclosure or qualification with respect to any other section or subsection of this Article V to which its relevance is reasonably apparent on the face of such item or matter), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
     5.1 Organization; Qualification of Parent and Merger Sub. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and each has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as conducted as of the Execution Date and is duly qualified to conduct business, and is in good standing in each jurisdiction where the character of its properties and assets owned, leased or operated or the nature of its activities requires such qualification, except for any such failure to be so qualified or in good standing that has not had, or is not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
     5.2 Capitalization.
          (a) As of the Execution Date, the authorized capital stock of Parent consisted of 100,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock of Parent (“Parent Preferred Stock” and collectively with Parent Common Stock, the “Parent Stock”). As of September 1, 2009, (a) 31,626,258 shares of Parent Common Stock and no shares of Parent Preferred Stock were issued and outstanding and (b) 3,012,261 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s equity incentive plans. All of the outstanding shares of Parent Stock and all issued and outstanding shares of capital stock or equity interests of each of the Subsidiaries of Parent are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with applicable Law, and are free of any preemptive rights or similar rights under applicable Law, the organizational documents of Parent or its Subsidiaries or any Contract to which Parent or any of its Subsidiaries is a party. As of September 1, 2009, except as set forth above, Parent had no other capital stock, equity securities or securities containing any equity features authorized, issued or outstanding.

          (b) Except as set forth in Section 5.2(b) of the Parent Disclosure Schedule, as of September 1, 2009 (i) there were no subscriptions, preemptive rights, options, warrants, calls, convertible securities or other similar rights, agreements or commitments existing or outstanding that provide for the sale or issuance by Parent or any of its Subsidiaries of any capital stock, equity securities or securities containing any equity features (or voting rights) of Parent or any of its Subsidiaries, and (ii) there were no outstanding subscriptions, preemptive rights, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of any capital stock, equity securities or securities containing any equity features (or voting rights) of Parent or any of its Subsidiaries to which Parent or any of its Subsidiaries is a party obligating Parent or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of Parent or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend, accelerate the vesting of, change the price of or otherwise amend or enter into any such subscription, preemptive right, option, warrant, call, convertible securities or other similar right, agreement or commitment, or (C) redeem or otherwise acquire, or vote or dispose of, any such shares of capital stock or other equity interests. As of September 1, 2009, there were no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity interests in, Parent. As of the Execution Date, Parent is not a party to any voting trust or other agreement with respect to the voting, redemption, sale, transfer or other disposition of Parent Stock.
          (c) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Merger Agreement, has engaged in no other business activities, and has conducted its operations only as contemplated by this Merger Agreement.
     5.3 Authority; Enforceability.
          (a) Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Merger Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including the Merger. The execution and delivery of this Merger Agreement and the other Transaction Documents to which Parent or Merger Sub is, or is specified to be, a party, and the performance by Parent and Merger Sub of its obligations hereunder and thereunder has been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, as applicable, and, except for the filing and recordation of the Certificate of Merger with the Secretary of State of Delaware, no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery of this Merger Agreement and the other Transaction Documents to which it is, or is specified to be, a party or to perform its obligations hereunder and thereunder. This Merger Agreement has been duly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery of this Merger Agreement by each of the other parties hereto) constitutes, and the other Transaction Documents to which Parent or Merger Sub is, or is specified to be a party, when executed and delivered (assuming in each case due authorization, execution and delivery by each of the other parties hereto) will constitute, a valid and binding obligation of Parent or Merger Sub enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors’ rights generally and subject to general principles of equity (whether considered in a proceeding at law or in equity).
          (b) The Board of Directors of Parent, has (i) determined that this Merger Agreement and the other Transaction Documents to which Parent is, or is specified to be, a party, and the transactions contemplated hereby and thereby (including the Merger) are advisable and in the best interests of Parent and Parent’s stockholders and (ii) approved and adopted this Merger Agreement and the other Transaction Documents and approved the transactions contemplated hereby and thereby (including the Merger). Parent, in its capacity as the sole stockholder of Merger Sub, has consented in writing to the approval and adoption of this Merger Agreement and the other Transaction Documents and the approval of the transactions contemplated hereby and thereby (including the Merger). No vote or consent of Parent’s stockholders and no other vote or consent of Merger Sub’s sole stockholder is required to approve this Merger Agreement or the other Transaction Documents to which Parent is, or is specified to be, a party or to consummate any of the transactions contemplated hereby or thereby.
     5.4 No Violation; Consents.
          (a) Except as set forth in Section 5.4(a) of the Parent Disclosure Schedule, the execution and the delivery of this Merger Agreement by each of Parent and Merger Sub does not, and the execution and delivery of the other Transaction Documents to which it is, or is specified to be, a party, will not, and the consummation of the transactions contemplated by this Merger Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and compliance with the provisions of this Merger Agreement and the other Transaction Documents to which it is, or is specified to be, a party, will not (either alone or in conjunction with any other transaction contemplated by this Merger Agreement and the other Transaction Documents) (i) (assuming compliance with the matters referred to in Section 5.4(b) below) materially violate, materially conflict with or require any notice, filing, consent, waiver or approval under any Law or material Permit applicable to Parent or Merger Sub or their respective businesses, (ii) violate any provision of Parent’s or Merger Sub’s certificate of incorporation or by-laws, as amended, or (iii) materially violate, materially conflict with, result in a material breach of any provision of or the loss of any material benefit under, constitute a material default (or an event which, with or without notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, accelerate or result in a right of acceleration of the performance required by, result in the creation of any material liability or obligation of Parent or any of its Subsidiaries (other than the obligations expressly contemplated by this Merger Agreement and the other Transaction Documents), result in the creation of any Lien upon the capital stock or any material properties, Contracts or assets of Parent under, or require any notice, approval, waiver or consent under, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement, Contract or other material instrument or obligation to which Parent is a party, or by which Parent or any of its properties or assets may be bound or affected.
          (b) No filing or registration with, notification to, or authorization, consent or approval of any Governmental Authority is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Merger Agreement and the other Transaction Documents to which Parent or Merger Sub is, or is specified to be, a party, by Parent and Merger Sub or the performance by Parent and Merger Sub of their respective obligations hereunder or thereunder, except (i) as set forth in Section 5.4(b) of the Parent Disclosure Schedule, (ii) the filing of appropriate merger documents (including the Certificate of Merger) as required by the DGCL, (iii) filings under Antitrust Laws, (iv) approval of the transactions contemplated pursuant to this Merger Agreement and the other Transaction Documents under the Communications Laws, and (v) those that become applicable as a result of matters specifically related to the Company or its Subsidiaries.
     5.5 SEC Documents.
          (a) Parent has timely filed or otherwise furnished all reports, schedules, forms, statements and other documents required to be filed or furnished, as applicable, by it with the SEC since March 29, 2008, and Parent shall have filed prior to the Closing Date all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC from the Execution Date and prior to the Closing Date (as such reports, schedules, forms, statements and documents have been amended since the time of their filing, the “Parent SEC Documents”). At the time they were filed (or if amended or superseded by a filing prior to the Execution Date or the Closing Date, as applicable, then on the date of such filing), the Parent SEC Documents complied (or shall comply, as the case may be) in all material respects with the requirements of the Securities Act or the United States Securities Exchange Act of 1934, as amended, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained (or shall contain, as the case may be) any untrue statement of a material fact or omitted (or shall omit, as the case may be) to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (b) The audited and unaudited financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents have complied (or shall comply, as the case may be) in all material respects with applicable accounting requirements and the published rules and regulations of the SEC in effect at the time of the filing with respect thereto. Each of such financial statements were prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated in the notes or schedules to such financial statements and subject, in the case of unaudited statements, to the absence of notes and normal year-end adjustments (which are not material in amount or significance in any individual case or in the aggregate)), and fairly present, in all material respects, the consolidated financial condition of Parent and its Subsidiaries as at the dates thereof and the consolidated results of its operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited financial statements, to the absence of notes and normal year-end adjustments (which are not material in amount or significance in any individual case or in the aggregate)). As of the Execution Date, there are no outstanding comments from the SEC with respect to any of the Parent SEC Documents.
          (c) No executive officer of Parent has failed to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Document, and based on its most recently completed evaluation of its system of internal control over financial reporting prior to the Execution Date, to Parent’s Knowledge, there is no fraud that (i) involves executive officers or other employees of Parent who have a significant role in Parent’s internal control over financial reporting and (ii) has had, or would reasonably be expected to have, a material impact on the business of Parent.
     5.6 Registration Eligibility. As of the Execution Date, Parent (a) meets all of the registrant requirements of General Instruction I.A. of Form S-3, (b) is eligible to register secondary offerings of securities, including the resale of the Parent Common Stock included in the Aggregate Stock Amount, on a registration statement on Form S-3 or a prospectus supplement to an effective registration statement (a “Registration Statement”), and (c) is not and has not been an “ineligible issuer” as defined in Rule 405 under the Securities Act (without any need for a determination by the SEC). To Parent’s Knowledge, no reason currently exists or is threatened which would prevent the Registration Statement required by the Registration Rights Agreement from becoming effective with the SEC.
     5.7 Undisclosed Liabilities. There are no material liabilities or obligations of Parent and its Subsidiaries (whether accrued, absolute, contingent, matured or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP, except liabilities and obligations (a) disclosed or provided for in Parent’s most recent audited consolidated balance sheets and the related audited combined statements of income and cash flows for the fiscal year then ended (or disclosed in the notes thereto) or Parent’s most recent unaudited consolidated quarterly balance sheet and the related unaudited consolidated quarterly statements of income and cash flows for the period then ended, each included in the Parent SEC Documents publicly available prior to the Execution Date, (b) incurred in the ordinary course of business, consistent with past practice, since April 3, 2009, (c) contemplated by this Merger Agreement and the other Transaction Documents or the transactions contemplated hereby or thereby, and (d) set forth in Section 5.7 of the Parent Disclosure Schedule.
     5.8 Absence of Certain Changes. Except for the matters contemplated by this Merger Agreement and the other Transaction Documents or as set forth in Section 5.8 of the Parent Disclosure Schedule, since April 3, 2009 Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of business, consistent with past practice, in all material respects, and since such date, there has not been, occurred or arisen (i) any event, change, occurrence or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or (ii) any event, change, occurrence or circumstance that would, individually or in the aggregate, reasonably be expected to prevent or delay the performance of this Merger Agreement by Parent or Merger Sub.
     5.9 Litigation. Except as set forth in Section 5.9 of the Parent Disclosure Schedule, there are no Actions pending, or to Parent’s Knowledge, threatened in writing against Parent or its Subsidiaries or any of their respective properties or assets or any of their officers, directors or employees in their capacity as such, in each case that has or is reasonably likely to have a material impact on the business of Parent and its Subsidiaries, taken as a whole. There are no Actions pending that have a reasonable likelihood of success challenging the validity or enforceability of this Merger Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby. Except as set forth in Section 5.9 of the Parent Disclosure Schedule, there are no Orders of any Governmental Authority to which Parent, its Subsidiaries or any of their respective properties or assets or any of their officers, directors or employees in their capacity as such are subject, in each case that has or is reasonably likely to have a material impact on the business of Parent and its Subsidiaries, taken as a whole.
     5.10 Compliance with Laws; Permits.
          (a) Parent and its Subsidiaries are in material compliance with, and are not in material default under or in material violation of, any Laws applicable to Parent, its Subsidiaries, their respective properties and assets and their respective businesses, and there are no outstanding material violations of any of the above, and Parent has not received written notice asserting any such material violation.
          (b) Except as set forth in Section 5.10(b) of the Parent Disclosure Schedule, Parent is in possession of, or has filed the necessary application(s) to obtain, all material Permits required under all applicable Laws to own, lease and operate the properties and assets necessary to conduct its business as it is currently being conducted in all material respects. Except as set forth in Section 5.10(b) of the Parent Disclosure Schedule, all such Permits are in full force and effect. To Parent’s Knowledge, neither Parent nor any of its Subsidiaries has received any written notice, warning letter, regulatory letter or similar written communication regarding any material violation of, conflict with, or the revocation, withdrawal, non-renewal, termination, cancellation or suspension of any material Permit. Parent and its Subsidiaries have been and are in material compliance with the terms of all material Permits.
          (c) The Communications Permits held by Parent or its Subsidiaries (i) are validly issued, in good standing and in full force and effect (and have not been suspended, canceled, revoked or modified in any adverse manner except for any adverse modification which is immaterial), and (ii) constitute all of the Permits required by applicable Communications Laws to operate Parent’s business, as it is currently being conducted. Parent and its Subsidiaries have made all material filings required by Communications Laws and are in compliance in all material respects with the Communications Laws and the terms and conditions of its Communications Permits. There is not pending or, to Parent’s Knowledge, threatened before any Governmental Authority any proceeding, notice of violation, order of forfeiture or complaint or investigation against Parent or any of its Subsidiaries relating to any of the Communications Permits. Parent has no reason to believe any Communications Permit will not be renewed in the ordinary course.
     5.11 Listing on NASDAQ. Parent is in material compliance with all present requirements for listing and trading of the shares of Parent Common Stock on NASDAQ.
     5.12 No Brokers. Except as set forth in Section 5.12 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has employed any broker, finder, investment banker, financial advisor or similar professional or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Merger Agreement.
     5.13 Sufficiency of Immediately Available Funds. Parent’s and Merger Sub’s obligations hereunder are not subject to a condition regarding Parent’s or Merger Sub’s obtaining of funds to consummate the Merger and the other transactions contemplated by this Merger Agreement and the other Transaction Documents. Parent and Merger Sub have, as of the Execution Date and as of the Closing Date, access to Cash Equivalents sufficient to pay the Aggregate Cash Amount and all fees and expenses related to this Merger Agreement and the other Transaction Documents allocated to Parent as set forth on Schedule 1.2 and to consummate the transactions contemplated hereby and thereby.
     5.14 No Other Representations and Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article V (as modified by the Parent Disclosure Schedule), neither Parent, Merger Sub nor any other Person makes any representation or warranty, either express or implied, on behalf of or with respect to any of Parent, Merger Sub, or any of Parent’s Subsidiaries, the Parent Common Stock, Parent’s business or the transactions contemplated hereby, and Parent and Merger Sub hereby disclaim any representation or warranty not contained in this Article V. Without limiting the generality of the foregoing and except as may be expressly set forth in any of the representations and warranties in this Article V (as modified by the Parent Disclosure Schedule), it is understood that any cost estimates, financial or other projections or forecasts communicated or furnished (orally or in writing) to the Company or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of Parent or Merger Sub, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing.

VI. COVENANTS
     6.1 Mutual Joint Covenants.
     (a) Regulatory Applications.
          (i) As soon as reasonably practicable, but in any event no later than fifteen (15) Business Days after the Execution Date, the Parties shall jointly file such applications and other documents as may be necessary or advisable to obtain the Communications Consents (the “Communications Consent Applications”). Each party shall provide the other Parties with all information reasonably necessary for the preparation of such applications on a timely basis, including those portions of such applications which are required to be completed by each Party. In addition, the Parties shall cooperate to make any notice filings required in connection with this matter on a timely basis and to assist in the process of obtaining such approvals for the transaction.
          (ii) Subject to the terms and conditions of this Merger Agreement, each of the Parties shall use commercially reasonable efforts to (A) prosecute the Communications Consent Applications, (B) furnish as promptly as practicable to the relevant Governmental Authority processing any such application any documents, materials or other information requested by it, (C) oppose any third-party objections to such applications, and (D) take promptly, or cause to be taken promptly, all other actions and do, or cause to be done, all other things necessary, proper or advisable in order to obtain the Communications Consents as expeditiously as practicable.
          (iii) The Parties shall use commercially reasonable efforts to (A) promptly notify the other Parties of any material communication to that Party from any Governmental Authority or any other Party with respect to any Communications Consent Applications, (B) permit a representative of the other Parties reasonably acceptable to the first Party to attend and participate in substantive meetings (telephonic or otherwise) with any Governmental Authority with respect to any Communications Consent Application, and (C) permit the other Party to review in advance, as reasonable, any proposed written communication to any Governmental Authority with respect to any Communications Consent Applications. Each Party shall notify the other in the event it becomes aware of any other facts, actions, communications or occurrences that reasonably could be expected to adversely affect the ability to obtain expeditiously the Communications Consents.
          (iv) In the event there are any petitions for reconsideration, applications for review, appeals or similar filings made seeking to overturn the grant of the Communications Consents, or if the FCC or Industry Canada seeks to reconsider such grant on its own motion, then the Parties shall cooperate in all reasonable respects with each other and shall use their respective commercially reasonable efforts to defend the applicable grants against such actions.
          (b) Antitrust Requirements. Each of Parent, Merger Sub and the Company undertakes and agrees to file as soon as practicable, but in any event no later than fifteen (15) Business Days after the Execution Date, the notifications required under the Antitrust Laws. Parent, Merger Sub and the Company shall respond as promptly as practicable to (A) any inquiries or requests received from the Federal Trade Commission, the Department of Justice of the United States or any other Governmental Authority for additional information or documentation and (B) any inquiries or requests received from any state attorney general or other Governmental Authority in connection with antitrust or related matters. Parent, Merger Sub and the Company undertake and agree not to extend any waiting period under the Antitrust Laws or enter into any agreement with any Governmental Authority not to consummate the Merger or any of the other transactions contemplated by this Merger Agreement, except with the prior written consent of the other Parties. Parent, Merger Sub and the Company shall use commercially reasonable efforts to avoid or eliminate each and every impediment under antitrust, competition, or trade law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Effective Time to occur as soon as reasonably possible and to avoid any suit or proceeding, which would otherwise have the effect of preventing or delaying the Effective Time (including using commercially reasonable efforts to substantially comply with any Request for Additional Information or Documentary Material issued by the Federal Trade Commission or Department of Justice of the United States). Each of the Company, Merger Sub and Parent shall (1) give the other Parties prompt written notice of the commencement of any legal proceeding by or before any Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Merger Agreement; (2) keep the other Parties informed as to the status of any such legal proceeding; and (3) promptly inform the other Parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding the Merger. The Company, Merger Sub and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted by either of them in connection with any legal proceeding under or relating to the Antitrust Laws. In addition, except as may be prohibited by any Governmental Authority or by any applicable Law, in connection with any legal proceeding under or relating to Antitrust Laws or any other similar legal proceeding relating to the Merger to which either the Company, Merger Sub or Parent is a party, each of the Company, Merger Sub and Parent will permit authorized representatives of the other Party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with any such legal proceeding. Parent and the Company may, as each deems advisable and reasonably necessary, designate any competitively sensitive material provided to the other under this Section 6.1(b) as “Antitrust Counsel Only Material” and limit access thereto accordingly.

          (c) Press Releases. The Parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Merger Agreement and the other Transaction Documents, in accordance with the requirements of the Confidentiality Agreement, and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Merger Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby without the prior written consent of the other Parties hereto, which consent shall not be unreasonably withheld; provided, however, that a Party may, without the prior consent of the other Parties hereto, issue or cause publication of any such press release or public announcement as required by Law or by obligations pursuant to any listing agreement with NASDAQ, in which event such Party will use its commercially reasonable efforts to allow the other Parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance. Notwithstanding the foregoing, upon the execution of this Merger Agreement and upon the Closing, the Parties shall release a mutually agreed upon joint press release.
          (d) Confidentiality Agreement. Parent, Merger Sub and the Company hereby acknowledge that any and all non-public information disclosed or made available by Parent to the Company or by the Company to Parent as a result of the negotiations or due diligence investigations leading to the execution of this Merger Agreement or the other Transaction Documents, or in furtherance thereof, shall remain subject to the terms and conditions of the Confidentiality Agreement dated April 30, 2009, by and between the Company and Parent (the “Confidentiality Agreement”). The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. In the event of a conflict or inconsistency between the terms of this Merger Agreement and the Confidentiality Agreement, the terms of this Merger Agreement will govern. If this Merger Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect.
          (e) Further Assurances; Third Party Consents. Subject to the terms and conditions of this Merger Agreement and not in limitation of any such provisions, including Sections 6.1(a) and 6.1(b) hereof, each Party hereby agrees to use commercially reasonable efforts to cooperate and to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to expeditiously satisfy all conditions to, and to consummate, the transactions contemplated by this Merger Agreement and to carry out the purposes hereof, including to perform and cause to be performed any further acts and to execute and deliver and cause to be executed and delivered any documents that may be reasonably necessary to carry out the provisions of this Merger Agreement. The Company and Parent shall use commercially reasonable efforts to obtain necessary waivers, consents and/or approvals of third parties required in order to preserve material contractual relationships of Parent, the Company and their respective Subsidiaries; provided, however, that, except as otherwise provided in Article VII, the receipt of any waiver, consent or approval of a third party shall not be a condition to any Party’s obligation to consummate the Merger; provided, further, that nothing in this Section 6.1(e) shall require any Party hereto to incur any out-of-pocket expenses, accrue any liability for its account or make any accommodation or concession to any Party hereto or any third party in connection with the foregoing.
          (f) Entity Classification Election for WB Canada. The Parties shall mutually cooperate in determining whether to (i) prepare and file a request for reasonable cause relief under Treasury Regulations Section 1.1503(d)-1(c) (“Reasonable Cause Request”) for WB Canada to have been classified as an entity with a single owner that is disregarded as separate from its owner for U.S. federal income tax purposes on its 2004 through 2008 (and, if applicable, 2009) U.S. federal income Tax Returns and to elect to classify WB Canada, effective no later than January 1, 2010, as an association taxable as a corporation for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3 (“Check-the-Box Election”), (ii) prepare and file a request for relief to elect to classify WB Canada, effective no earlier than December 31, 2005, as an association taxable as a corporation for U.S. federal income tax purposes pursuant to Revenue Procedure 2009-41, 2009-39 I.R.B. (“Election Relief Request”), and file a Reasonable Cause Request for all periods prior to the effective date of such Election Relief Request (“Modified Reasonable Cause Request”), or (iii) prepare and file a request for extension of time under Treasury Regulations Section 301.9100-3 (“9100 Relief Request”) for WB Canada to elect to be classified, from its date of formation, as an association taxable as a corporation for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3. Prior to the Closing, the Company (i) shall prepare and file or cause to be prepared and filed, at its own expense, the Reasonable Cause Request and the Check-the-Box Election, the Modified Reasonable Cause Request and the Election Relief Request, or the 9100 Relief Request, as applicable, and (ii) shall use its reasonable best efforts to obtain the Internal Revenue Service’s approval of the Reasonable Cause Request, the Modified Reasonable Cause Request and the Election Relief Request, or the 9100 Relief Request, as applicable, as soon as reasonably practicable. Prior to filing the Reasonable Cause Request, the Modified Reasonable Cause Request and the Election Relief Request, or the 9100 Relief Request, as applicable, and any additional documentation related to such request (“Additional Documents”), the Company shall submit a copy of such request or Additional Documents to Parent for Parent’s review and comment, and the Company shall revise such request or Additional Documents to reflect any reasonable comments that Parent submits to the Company. The Company shall keep Parent informed with respect to the status of such request and shall forward copies of any correspondence or other documentation received from the Internal Revenue Service promptly upon receipt thereof.
          (g) Tax Treatment. For U.S. federal income tax purposes, if the Parties mutually agree that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Parties shall treat the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by Law or pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

     6.2 Company’s Covenants.
               (a) Access to Information. Prior to the Closing, the Company and its Subsidiaries shall (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access, during normal business hours upon reasonable prior notice, to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial, Tax and operating data and other information in possession of the Company or its Subsidiaries relating to the Company and its Subsidiaries as such Persons may reasonably request, and (iii) instruct the employees, counsel and financial advisors of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries and the Business; provided, however, that any investigation pursuant to this section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Notwithstanding anything to the contrary contained in this Merger Agreement, neither the Company nor any of its Subsidiaries shall be required to provide any information that (i) it reasonably believes it may not provide to Parent by reason of applicable Law, rules or regulations, including certain types of information relating to market plans, pricing, customers and vendors, (ii) constitutes information protected by attorney/client privilege, or (iii) the Company or any of its Subsidiaries is required to keep confidential by reason of contract or agreement with third parties in effect prior to the Execution Date; provided, however, that the Company shall request and use commercially reasonable efforts to obtain, but shall not be required to obtain, a waiver of any such confidentiality obligations upon Parent’s reasonable request. No information or knowledge obtained by Parent during the course of any investigation or review conducted pursuant to this Section 6.2(a) shall affect or be deemed to modify any representation or warranty made by the Company in this Merger Agreement or in any other Transaction Document, agreement, instrument, certificate or other document delivered by the Company in connection with this Merger Agreement, any other Transaction Document or the transactions contemplated hereby or thereby.
               (b) Conduct of Business Prior to Closing.
               (i) From the Execution Date until the earlier of the Closing and the effective date of termination of this Merger Agreement, and except (1) as may be required or prohibited by Law, (2) with the prior written consent of Parent (which written consent may be in the form of email from Parent’s General Counsel or any other form of written notice permitted hereunder), (3) as set forth in Section 6.2(b) of the Company Disclosure Schedule or (4) as expressly contemplated or required by this Merger Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, the Company shall and shall cause its Subsidiaries to, conduct the Business in the ordinary course of business in substantially the same manner as heretofore conducted and consistent with past practice, and to use its commercially reasonable efforts to preserve intact in all material respects its business, operations, organization and goodwill with customers, suppliers, regulators and employees.
               (ii) Without limiting the foregoing, and as an extension thereof, except (1) as may be required or prohibited by Law, (2) with the prior written consent of Parent (which written consent may be in the form of email from Parent’s General Counsel or any other form of written notice permitted hereunder and which consent shall not be unreasonably withheld, delayed or conditioned with respect to those actions prohibited by subsections H, I, R and U below), (3) as set forth in Section 6.2(b) of the Company Disclosure Schedule or (4) as expressly contemplated or required by this Merger Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, the Company agrees that it shall not, and shall not permit any of its Subsidiaries to:
          (A) amend the charter, by-laws or other governing documents of the Company or any of its Subsidiaries;
          (B) make any change with respect to any accounting policies or procedures, except as required by GAAP or applicable Law;
          (C) (1) materially increase the annual level of compensation of any director or officer of the Company or any of its Subsidiaries, (2) grant any unusual or extraordinary bonuses or benefits to any director or officer, other than customary annual bonuses determined in accordance with past practice and approved by the Board of Directors of the Company, (3) materially increase the coverage or benefits under any (or create any new) severance, termination, bonus, incentive compensation or employee benefit plan, including, without limitation, taking any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Benefit Plan or (4) amend or enter into any new employment, deferred compensation, severance, consulting, non-competition or similar agreement to which the Company or any of its Subsidiaries is a party or involving any employee of the Company or its Subsidiaries, except, in each case, as required by Law or pre-existing Contract or in the ordinary course of business, consistent with past practice;
          (D) authorize, declare, set aside, make or incur any obligation to pay any dividends on or make any distribution with respect to the Company Stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries);

          (E) issue, deliver or sell or agree to issue, deliver or sell (including by the issuance or granting of options, warrants or rights to purchase Company Stock) any shares of Company Stock, any securities convertible into or exchangeable for, shares of Company Stock, or any other securities, except as may be required pursuant to the Company Rights or Company Options outstanding as of the Execution Date or in the ordinary course of business, consistent with past practice;
          (F) split, combine, reclassify, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any shares of Company Stock or make or incur any obligation to split, combine, reclassify, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any shares of Company Stock;
          (G) materially reduce the amount of insurance coverage provided by existing insurance policies;
          (H) (i) amend or modify in any material respect any Material Contract, (ii) terminate or cancel any Material Contract, or (iii) enter into any Contract that, if entered into on the Execution Date, would have been listed in Section 4.10(a) of the Company Disclosure Schedule, unless in the case of this clause (iii), (1) such Contract is terminable by the Company on no more than ninety (90) days’ written notice, (2) such Contract is entered into in the ordinary course of business, consistent with past practice, and (3) such Contract does not require Parent, the Company and/or any of their respective Subsidiaries to make payments in excess of $500,000 over the term of such Contract or in excess of $100,000 in connection with the termination of such Contract;
          (I) except (i) in connection with customer acquisitions in the ordinary course of business, (ii) pursuant to commitments in effect on the Execution Date (to the extent set forth in Section 6.2(b)(ii)(I) of the Company Disclosure Schedule), or (iii) pursuant to the Company’s capital expenditure budget set forth in Section 6.2(b)(ii)(I) of the Company Disclosure Schedule, make any capital expenditure(s) or commitment(s) outside of the ordinary course of business, consistent with past practice; provided that in no event shall the expenditures and commitments permitted by this Section 6.2(b)(ii)(I) (including clauses (i), (ii) and (iii) hereof) exceed $36,000,000 in the aggregate during any twelve (12) month period;
          (J) sell, lease, license, enter into agreements not to assert Intellectual Property Rights or otherwise dispose of or transfer any asset outside of the ordinary course of business, consistent with past practice, and in no event in excess of $100,000 in the aggregate;

          (K) acquire any properties or assets, except in the ordinary course of business, consistent with past practice, and in no event in excess of $250,000 in the aggregate;
          (L) enter into any merger or consolidation agreement with any corporation or other entity, or acquire the securities of any other Person;
          (M) incur or guarantee Indebtedness (but not including any Indebtedness issued as payment-in-kind interest on any of the Company Credit Facilities) except, in each instance, in the ordinary course of business, consistent with past practice, and in no event in excess of $100,000 in the aggregate;
          (N) cancel, release or assign any Indebtedness owed to the Company or any of its Subsidiaries or any claims or rights held by the Company or any of its Subsidiaries, or forgive any obligation or performance (past, present or future) owed to the Company or any of its Subsidiaries except, in each instance, in the ordinary course of business, consistent with past practice, and in no event in excess of $250,000 in the aggregate;
          (O) subject any of the assets or properties of the Business to any further Liens, other than Permitted Liens;
          (P) amend or modify in any material respect any Related Party Contract or enter into any Contract that if entered into on the Execution Date would be listed in Section 4.23 of the Company Disclosure Schedule, except, in each instance, in the ordinary course of business, consistent with past practice;
          (Q) make or rescind any material election relating to Taxes, settle or compromise any claim, investigation, audit or controversy relating to a material assessment of Taxes, change any material Tax accounting period or method of Tax accounting, file any material Tax Return, enter into any Tax sharing agreement, Tax allocation agreement, Tax indemnity agreement or closing agreement relating to any Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;
          (R) waive, release, assign, settle or compromise any claims, or any litigation or arbitration (other than routine customer complaints) involving a payment by or to the Company or any of its Subsidiaries in excess of $25,000;

          (S) modify, amend, terminate, waive, release or assign any rights or claims with respect to any confidentiality agreement to which the Company or its Subsidiaries is a party;
          (T) allow to expire, fail to renew, or tender for cancellation any Communications Permit;
          (U) enter into any new radio spectrum, satellite capacity, satellite coordination or similar agreement, or materially alter the terms of any such existing agreement;
          (V) pay interest in cash in respect of any Indebtedness if such interest payments may be paid in kind (provided that the Company may pay interest in cash so long as interest is paid in kind to the maximum extent permitted under the applicable Company Credit Facility), or amend or otherwise modify the terms or conditions of any Indebtedness to require the Company to pay interest in cash to the extent the terms and conditions of such Indebtedness require or allow the Company to make interest payments in kind; or
          (W) agree to do, or take any action in furtherance of, any of the foregoing, including without limitation making applications for additional funding under the Broadband Technology Opportunities Program, the Broadband Initiatives Program or other similar programs, or entering into any binding letters of intent, binding term sheets or other commitments with respect to any of the foregoing.
          (c) Non Solicitation.
               (i) During the period beginning on the Execution Date and ending on the earlier of (A) the Closing Date and (B) the effective date of termination of this Merger Agreement, neither the Company nor any of its Subsidiaries, nor shall the Company authorize or permit any of the Company Stockholders or any of the Company’s officers, directors, employees, Affiliates, investment bankers, advisors, representatives or agents (collectively, “Representatives”) to, directly or indirectly, (1) make, solicit, negotiate, initiate, encourage (including by way of furnishing non-public information) or propose or enter into any transaction or series of related transactions involving a merger, consolidation, business combination, purchase, disposition, lease, license, transfer, exchange or similar transaction involving the Business (or any portion thereof), the properties or assets of the Company or its Subsidiaries or any capital interests of the Company or its Subsidiaries other than the transactions contemplated by this Merger Agreement (any of the above, a “Proposed Transaction”), (2) participate in any discussions or negotiations regarding, or furnish to any person or entity any information with respect to, a Proposed Transaction or take any other action to facilitate any inquiries or the making of a Proposed Transaction, or (3) enter into any letter of intent or similar document or any Contract or commitment contemplating or otherwise relating to a Proposed Transaction.
               (ii) During the period beginning on the Execution Date and ending on the earlier of (A) the Closing Date and (B) the effective date of termination of this Merger Agreement, if the Company or its Subsidiaries receive any proposal with respect to any Proposed Transaction, the Company shall promptly (and in no event later than 48 hours after receipt thereof) communicate to Parent the existence of any such proposal, the material terms of any such proposal, including the identity of the Person making the same, any information requested from the Company or its Subsidiaries or of any negotiations or discussions being initiated with the Company or its Subsidiaries, and shall furnish to Parent a copy of any such proposal or inquiry, if it is in writing, or a written summary of any such proposal or inquiry, if it is not in writing.
               (iii) The Company shall cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any Proposed Transaction.
          (d) FIRPTA Certificate. On or prior to the Closing Date, the Company shall deliver to Parent a statement pursuant to Treasury Regulations Section 1.1445-2(c)(3), dated as of the Closing Date and in form and substance reasonably acceptable to Parent, along with written authorization for Parent to deliver a notice to the Internal Revenue Service in accordance with Treasury Regulations Section 1.897-2(h)(2) on behalf of the Company.
          (e) Notification.
               (i) The Company shall give prompt written notice to Parent (which written notice may be in the form of email to Parent’s General Counsel or any other form of written notice permitted hereunder) upon becoming aware of any event, occurrence or condition first arising after the Execution Date that (A) has caused, or is reasonably likely to cause, a breach of any representation, warranty, covenant or agreement of the Company such that the closing condition contained in Section 8.1 or 8.2, as applicable, would not be satisfied (assuming that the date of such event, occurrence or condition were the Closing Date) or (B) has caused, or is reasonably likely to cause, any of the other conditions contained in Article VII or Article VIII to not be satisfied immediately prior to the Closing; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Company in this Merger Agreement or the conditions to the obligations of the Company, Parent or Merger Sub set forth in this Merger Agreement.

               (ii) The Company shall give prompt written notice to Parent (which written notice may be in the form of email to Parent’s General Counsel or any other form of written notice permitted hereunder) upon becoming aware of any event, occurrence or condition first arising after the Execution Date that would render any of the representations and warranties of the Company (or the corresponding Sections of the Company Disclosure Schedule) which were made as of the Execution Date in the following Sections untrue or incorrect: Sections 4.11 (Intellectual Property), 4.12 (Insurance), 4.13 (Labor), 4.14 (Employee Benefits), 4.15 (Properties), 4.16 (Satellite Matters), 4.17 (Company Network Health), 4.19 (Compliance with Laws; Permits), 4.23 (Transactions with Related Parties) and 4.24 (Customers and Suppliers). Any such notice shall not have the effect of modifying such representations and warranties for purposes of determining satisfaction of the closing condition contained in Section 8.1.
               (iii) To the extent permitted by applicable Law, the Company shall give prompt written notice to Parent (which written notice may be in the form of email to Parent’s General Counsel or any other form of written notice permitted hereunder) of any material developments with respect to its applications for loans, grants or other funds under the Broadband Technology Opportunities Program, the Broadband Initiatives Program or other similar programs, including, without limitation, a reasonable summary of any correspondence or other findings or determinations with respect to such applications and a copy of any such documents.
          (f) Ancillary Agreements. In the event Parent elects to issue New Notes at the Closing, the Company shall use commercially reasonable efforts to cause the lenders or holders thereof to enter into the New Loan Agreement and the other New Loan Documents at or prior to the Closing, and to take all other actions required thereunder to consummate the transactions contemplated thereby.
          (g) Section 280G. The Company shall use its commercially reasonable efforts to cause, on or before the Closing Date, a vote of its stockholders in a manner intended to satisfy the requirements of Section 280G(b)(5)(B) of the Code to the extent that such vote would cause what would otherwise be excess parachute payments to disqualified individuals (within the meaning of Section 280G of the Code) in respect of the transactions contemplated by this Merger Agreement to not be treated as parachute payments within the meaning of Section 280G of the Code.
     6.3 Parent and Merger Sub Covenants. Parent and Merger Sub jointly and severally covenant as follows:

          (a) Director and Officer Liability.
               (i) For a period of six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company under any indemnification agreements between the Company and the Director and Officer Indemnified Parties and any indemnification provisions under the Company’s certificate of incorporation and by-laws as in effect on the Execution Date to the maximum extent permitted by applicable Law.
               (ii) For a period of six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy in an amount and on terms not materially less favorable, when taken as a whole, to those applicable to the current directors and officers of the Company; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend an annual premium for such coverage in excess of an amount equal to two hundred percent (200%) of the annual premium currently paid by the Company under its directors’ and officers’ liability insurance policy in effect as of the Execution Date (the “Premium Limit”), and in the event that the Premium Limit is insufficient for such coverage, Parent shall only be required to purchase the maximum amount of coverage that is available for such amount. Costs of such insurance shall be included in the Transaction Expenses and allocated according to Schedule 1.2; provided further, that notwithstanding the foregoing, Parent may fulfill its obligations under this Section 6.3(a)(ii) by purchasing a policy of directors’ and officers’ insurance approved in advance by the Company (which approval shall not be unreasonably withheld), or a “tail” policy under the Company’s existing directors’ and officers’ insurance policy, in either case which (A) has an effective term of six (6) years from the Effective Time, (B) covers only those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the Execution Date and only for actions and omissions occurring on or prior to the Effective Time, and (C) contains terms and conditions (including, without limitation, coverage amounts) that are not materially less favorable, when taken as a whole, to those applicable to the current directors and officers of the Company.
               (iii) The certificate of incorporation or by-laws of the Surviving Corporation shall contain provisions with respect to exculpation and indemnification that are at least as favorable to the Director and Officer Indemnified Parties as those contained in the Company’s certificate of incorporation and by-laws as in effect on the Execution Date, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years in any manner that would adversely affect the rights thereunder of Director and Officer Indemnified Parties, unless such modification is required by applicable Law.

               (iv) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and shall not be the continuing or Surviving Corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.3(a).
               (v) After the Effective Time, the obligations under this Section 6.3(a) shall not be terminated or modified in such a manner as to adversely affect any Director and Officer Indemnified Party to whom this Section 6.3(a) applies without the consent of such Director and Officer Indemnified Party (it being expressly agreed that the Director and Officer Indemnified Parties to whom this Section 6.3(a) applies, and their heirs, legal representatives, successors or assigns, shall be third party beneficiaries of this Section 6.3(a) and shall be entitled to enforce the covenants contained herein).
          (b) Financing.
               (i) After the Execution Date, Parent shall use commercially reasonable efforts to determine the availability of senior debt from third party financing sources in an aggregate principal amount of up to $350,000,000 on terms and conditions that are satisfactory to Parent in its sole discretion (the “Third Party Financing”); provided, however, that nothing contained in this Section 6.3(b) shall require Parent to obtain Third Party Financing if such financing is not available to Parent on terms and conditions that, in Parent’s sole determination, are satisfactory to Parent.
               (ii) In the event Parent does not obtain Third Party Financing that generates aggregate net proceeds in an aggregate principal amount equal to or in excess of the Aggregate New Notes Amount, Parent shall enter into the New Loan Agreement attached as Exhibit A hereto and the other New Loan Documents at or prior to the Closing, and Parent shall take all other actions required thereunder to consummate the transactions contemplated thereby.
               (iii) The Company shall, and shall cause its Subsidiaries and shall use its commercially reasonable efforts to cause its and its Subsidiaries’ representatives, attorneys, independent accountants and advisors to, at Parent’s sole cost and expense, provide such assistance and cooperation as Parent may reasonably request in order to assist Parent in determining the availability of Third Party Financing on terms satisfactory to Parent and, if Parent determines to obtain such Third Party Financing, provide such assistance and cooperation as Parent may reasonably request in order to assist Parent in obtaining and completing such Third Party Financing, including but not limited to (1) participation in meetings, drafting sessions, due diligence sessions and road shows by senior management and other appropriate employees, (2) furnishing Parent and the Third Party Financing sources and its and their attorneys, independent accountants and advisors as promptly as reasonably practicable with any pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, (3) assisting, and requesting that their attorneys and independent accountants assist (but without preparing any separate audit or financial statements of any of the Company’s Subsidiaries), Parent and their Third Party Financing sources in the preparation of any offering documents, private placement or syndication memoranda, prospectuses and marketing materials for any portion of the Third Party Financing, (4) furnishing materials for rating agency presentations, (5) furnishing business projections and historical financial statements and assisting in the preparation of pro forma financial statements and other financial information required pursuant to Regulation S-X of the Securities Act, (6) cooperating with Parent’s efforts to satisfy the conditions precedent to the Third Party Financing to the extent within the control of the Company and its Subsidiaries (or require cooperation or action by the Company or its Subsidiaries); provided that this clause (6) does not, and shall not be deemed to, create a separate condition to Closing, (7) assisting with the preparation of pledge and security documents, other definitive documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent, and (8) using commercially reasonable efforts to cause the Company’s independent accountants to provide customary opinions, consents and comfort letters with respect to the financial statements of the Company and its Subsidiaries as may be reasonably requested by Parent; provided, however, that no obligation of the Company or any of its Subsidiaries under such agreement, certificate or document shall be effective prior to or until the Effective Time and neither the Company nor or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Third Party Financing prior to the Effective Time; provided, further, that nothing in this Merger Agreement shall require any such cooperation or assistance set forth in this Section 6.3(b)(iii) to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries.
               (iv) Notwithstanding Section 6.3(b)(iii), (1) as soon as practicable following the end of the Company’s fiscal year, but in any event within one hundred twenty (120) days after the end of such fiscal year, the Company shall cause to be prepared and delivered to Parent the audited statement of income and audited statement of cash flows for such fiscal year, the audited balance sheet as of the end of such fiscal year, and the accompanying notes to financial statements for the Company, in each case on a consolidated basis, prepared in accordance with GAAP; provided, however, that if requested by Parent in writing, the Company shall use commercially reasonable efforts to cause such financial statements to be prepared and delivered by an earlier date specified by Parent, in which case Parent shall bear any incremental costs and expenses resulting from such accelerated processes, and (2) as soon as practicable following the end of each month (other than the last month in any fiscal year), but in any event within twenty (20) days after the end of such month, the Company shall cause to be prepared and delivered to Parent the unaudited statement of income and unaudited statement of cash flows for such month, the unaudited balance sheet as of the end of such month, in each case on a consolidated basis, prepared in accordance with past practice.
          (c) Registration and Lock-Up of Shares. Parent shall, and the Company shall use commercially reasonable efforts to cause the Company Stockholders specified on Schedule 6.3(c)(i) to, enter into the Registration Rights Agreement, and Parent shall, and the Company shall use commercially reasonable efforts to cause the Company Stockholders specified on Schedule 6.3(c)(ii) to, enter into the Lock-Up Agreement, and each such agreement shall be in full force and effect as of the Closing.
          (d) Board Representation. In the event that at the Closing Parent issues shares of Parent Common Stock representing at least 10% of the then outstanding shares of Parent Common Stock, then Parent shall take all necessary and appropriate actions to cause an individual designated by the Company Stockholders prior to the Closing, which individual shall be affiliated with a Company Stockholder and reasonably acceptable to the Board of Directors of Parent (the “Company Board Designee”), to be nominated and appointed to the Board of Directors of Parent immediately following the Closing and shall take all necessary and appropriate actions to cause the Company Board Designee to be nominated to the Board of Directors of Parent at the next annual meeting of Parent’s stockholders convened to elect directors of the class in which the Company Board Designee then serves; provided, however, that Parent’s obligation to take such actions shall automatically expire at such time as the Company Stockholder affiliated with the Company Board Designee ceases to beneficially own at least eighty percent (80%) of the Parent Common Stock received by such Company Stockholder in the Merger and the transactions contemplated by this Merger Agreement. The Company Stockholders have agreed that Liberty Media shall designate an individual to serve as the Company Board Designee. In the event that the Company Board Designee becomes unwilling or unable to serve on the Board of Directors of Parent, Parent shall take all necessary and appropriate actions to cause a replacement designated by the Company Stockholder affiliated with such Company Board Designee and reasonably acceptable to the Board of Directors of Parent to be promptly nominated and appointed to the Board of Directors of Parent. In the event that, following appointment of the Company Board Designee to the Board of Directors of Parent, the Company Stockholder affiliated with the Company Board Designee (or any replacement thereof) ceases to beneficially own at least eighty percent (80%) of the Parent Common Stock received by such Company Stockholder in the Merger, the Company Board Designee (or any replacement thereof) shall immediately offer to resign from the Board of Directors of Parent.
          (e) Ancillary Agreements. In the event Parent elects to issue New Notes at the Closing, Parent shall, and shall use commercially reasonable efforts to cause each of Parent’s Subsidiaries that are guarantors under the New Loan Agreement and/or New Loan Documents to, enter into the New Loan Agreement and the other New Loan Documents at or prior to the Closing, and take all other actions required thereunder to consummate the transactions contemplated thereby.

          (f) Notification. Parent shall give prompt written notice to the Company (which written notice may be in the form of email to the Company’s General Counsel or any other form of written notice permitted hereunder) upon becoming aware of any event, occurrence or condition first arising after the Execution Date that (i) has caused, or is reasonably likely to cause, a breach of any representation, warranty, covenant or agreement of Parent and Merger Sub such that the closing condition contained in Section 9.1 or 9.2, as applicable, would not be satisfied (assuming that the date of such event, occurrence or condition were the Closing Date) or (ii) has caused, or is reasonably likely to cause, any of the other conditions contained in Article VII or Article IX to not be satisfied immediately prior to the Closing; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of Parent and Merger Sub in this Merger Agreement or the conditions to the obligations of Parent, Merger Sub or the Company set forth in this Merger Agreement.
VII. CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER
          The respective obligations of each Party to this Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Closing of the following conditions:
     7.1 No Injunction. At the Closing, no Law shall have been adopted or promulgated, and no injunction, restraining order or decree of any nature of any court, Governmental Authority or body of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger.
     7.2 Antitrust Law Compliance. All required waiting periods (and any extension thereof) applicable to the Merger under Antitrust Laws shall have expired or been terminated.
     7.3 Communications Consents. All Communications Consents shall have been obtained and shall be in full force and effect.
VIII. ADDITIONAL CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB
          The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:
     8.1 Representations True.
          (a) The Company’s representations and warranties set forth in this Merger Agreement that are qualified by “materiality,” “material,” “in all material respects” and “Company Material Adverse Effect” shall be true and correct at and as of the Closing, as though made at and as of the Closing (or, if made as of a specific date, at and as of such date); and

          (b) The Company’s representations and warranties set forth in this Merger Agreement other than those identified in Section 8.1(a) above shall be true and correct in all material respects at and as of the Closing, as though made at and as of the Closing (or, if made as of a specific date, at and as of such date).
     8.2 Performance and Obligations. The Company shall have duly performed in all material respects all material obligations, covenants and agreements required to be performed or complied with by the Company under this Merger Agreement on or prior to the Closing.
     8.3 No Company Material Adverse Effect. There shall not have occurred a Company Material Adverse Effect.
     8.4 Receipt of Documents by Parent. Parent shall have received:
          (a) a certificate, dated as of the Closing Date, signed by an executive officer of the Company, certifying that each of the conditions set forth in Sections 8.1, 8.2, 8.3 and 8.5 have been duly satisfied;
          (b) (i) a Secretary’s certificate certifying as to the certificate of incorporation and by-laws of the Company in effect as of the Closing Date, (ii) duly authorized board resolutions or consents authorizing the execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby and (iii) duly authorized resolutions or consents from holders of at least ninety nine percent (99%) of the outstanding Company Stock approving this Merger Agreement and the transactions contemplated hereby;
          (c) the Payoff Letters executed by the Company Lenders under each of the Company Credit Facilities (or the administrative agent representing all of such Company Lenders) and all other documents executed by the Company Lenders under each of the Company Credit Facilities (or the administrative agent representing all of such Company Lenders) reasonably necessary to evidence the repayment of the Company Debt in full and the termination and release of the Liens on the assets of the Company securing the Company Debt;
          (d) the New Loan Documents executed by the lenders or holders thereof and the agent, trustee or other authorized representative of such lenders or holders, if any, unless Parent pays cash in lieu of the full Aggregate New Notes Amount pursuant to Section 3.4(b)(ii);
          (e) a Lock-Up Agreement executed by each of the Company Stockholders listed in Schedule 6.3(c)(ii); and

          (f) written resignations of (i) all officers of the Company and its Subsidiaries designated by Parent at least five (5) Business Days prior to the Closing and (ii) all directors of the Company and its Subsidiaries, effective as of the Closing.
     8.5 No Dissenters’ Rights. Other than Company Stockholders that collectively hold shares of Company Stock representing one percent (1%) or less of the issued and outstanding shares of Company Stock, no Company Stockholder shall have exercised dissenters’ rights pursuant to Section 262 of the DGCL.
     8.6 Court Proceedings. There shall be no Actions pending that have a reasonable likelihood of success which (i) challenge the validity or enforceability of this Merger Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, (ii) would cause any of the transactions contemplated by this Merger Agreement and the other Transaction Documents to be rescinded following consummation thereof, (iii) would affect adversely the right or powers of Parent to own or control the Company or its Subsidiaries or (iv) would materially adversely affect the right or powers of Parent to operate the Company or its Subsidiaries.
     8.7 Communications Consents.
          (a) Each Communications Consent shall be free of any conditions materially adverse to Parent or the Surviving Corporation or its or their respective operations.
          (b) Each Communications Consent shall have been issued by a Final Order.
          (c) Section 8.7(b) shall be deemed satisfied as to any given Communications Consent if such Communications Consent has not become a Final Order solely because both (i) an application, petition, motion or similar request for stay, rehearing, reconsideration, review or appeal is made by a Person other than a Governmental Authority (a “Challenge”) and (ii) such Challenge does not have a reasonable likelihood of resulting in a subsequent decision such that the requirements of Section 7.3 and/or Section 8.7(a) no longer would be satisfied. No positions that Parent, Merger Sub, or any of their respective Affiliates may take in responding to a Challenge shall be taken into account in determining whether a Challenge has a reasonable likelihood of resulting in such a subsequent decision.
     8.8 Company Credit Facilities. Unless the applicable Company Credit Facility has been refinanced as permitted by Section 6.2(b), the Consent Agreements shall have become effective in accordance with their terms and shall remain in full force and effect as of the Closing, such agreements shall not have been amended or modified in any respect since the Execution Date without the prior written consent of Parent, and any Loan (as defined in the applicable Company Credit Facility) held by any Non-Consenting Lender (as defined in the applicable Consent Agreement) shall have been repaid in full or assigned to one or more of the other Company Lenders that have executed the applicable Consent Agreement.

IX. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY
          The obligation of the Company to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:
     9.1 Representations True.
          (a) Parent and Merger Sub’s representations and warranties set forth in this Merger Agreement that are qualified by “materiality,” “material,” “in all material respects” and “Parent Material Adverse Effect” shall be true and correct at and as of the Closing, as though made at and as of the Closing (or, if made as of a specific date, at and as of such date); and
          (b) Parent and Merger Sub’s representations and warranties set forth in this Merger Agreement other than those identified in Section 9.1(a) above shall be true and correct in all material respects at and as of the Closing, as though made at and as of the Closing (or, if made as of a specific date, at and as of such date).
     9.2 Performance of Obligations. Parent and Merger Sub shall have duly performed in all material respects all material obligations, covenants and agreements required to be performed or complied with by them under this Merger Agreement on or prior to the Closing.
     9.3 No Parent Material Adverse Effect. There shall not have occurred a Parent Material Adverse Effect.
     9.4 Listing. Parent shall have received approval to list on the NASDAQ the shares of Parent Common Stock to be issued in accordance with this Merger Agreement at Closing, subject to official notice of issuance.
     9.5 Receipt of Documents. The Company shall have received:
          (a) a certificate, dated the Closing Date, signed by an executive officer of Parent and Merger Sub certifying as to the fulfillment of the matters contained in Sections 9.1, 9.2 and 9.3; and
          (b) the Registration Rights Agreement duly executed by Parent.
     9.6 New Loan Documents. Parent and the other borrowers and guarantors, if any, thereunder, shall have executed and delivered each of the New Loan Documents to the lenders or holders thereunder, unless Parent pays cash in lieu of the full Aggregate New Notes Amount pursuant to Section 3.4(b)(ii).

X. EMPLOYMENT MATTERS; NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES
     10.1 Employment Matters.
     (a) The Company shall terminate, effective prior to the Closing Date (the “401(k) Termination Date”), any and all 401(k) plans maintained by the Company or any of its Subsidiaries (“Company 401(k) Plans”) unless Parent shall provide notice to the Company that any such Company 401(k)Plan(s) shall not be terminated pursuant to this Section 10.1(a). In the event that any Company 401(k) Plan is so terminated pursuant to this Section 10.1(a), Parent shall cause the Company (or its applicable Subsidiary) to become a participating employer in Parent’s 401(k) plan (the “New Savings Plan”) as of the Closing Date. The New Savings Plan shall (i) accept direct rollovers from any applicable Company 401(k) Plan of eligible rollover distributions (including outstanding loan balances) payable for the benefit of Company Employees who are employed by the Company as of the Closing Date, and (ii) permit new loans to participants in accordance with the terms of the New Savings Plan. During the period from the Effective Time through December 31, 2010, Company Employees shall receive matching contributions into the New Savings Plan on terms and conditions at least as favorable as those offered to Parent’s employees. The Company shall provide Parent evidence that the Company 401(k) Plan(s) have been terminated pursuant to resolutions of the Company’s Board of Directors or the Board of Directors of its Subsidiaries, as applicable (the form and substance of such resolutions shall be subject to review and approval of Parent).
     (b) During the period from the Effective Time through December 31, 2010, Parent shall provide to employees of the Company and its Subsidiaries who become employees of Parent or remain employees of the Surviving Corporation or its Subsidiaries following the Closing Date (“Company Employees”) employee benefits and programs (including medical, dental and vision insurance, short and long term disability insurance, and plans under Section 125 of the Code) that are substantially similar in the aggregate to the employee benefits and programs provided to such employees under the Benefit Plans immediately prior to the Effective Time; provided, however, that following the Closing Date Parent shall retain the right to (i) modify the level of compensation of any Company Employee, (ii) modify vacation and other policies regarding paid time off or unpaid leaves of absence and (iii) modify or terminate any and all group severance, separation or salary continuation plans, programs or arrangements maintained by the Company or any of its Subsidiaries.
     (c) To the extent permitted under applicable Law, Parent shall use commercially reasonable efforts to provide each Company Employee with credit for service for the Company and its Subsidiaries for purposes of vesting, eligibility, participation and level of benefits (but not benefit accruals under any defined benefit plan)

under any benefit plan or arrangement of Parent or the Surviving Corporation in which such employee participates on or after the Closing in the same manner as if such service had been service for Parent or the Surviving Corporation; provided, however, that no such credit shall be required to the extent that such credit would result in a duplication of benefits for the same period of service.
     10.2 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Merger Agreement or in any instrument delivered pursuant to this Merger Agreement shall survive the Effective Time. This Section 10.2 shall not limit the survival of any covenant or agreement of the Parties in this Merger Agreement which by its terms contemplates performance after the Effective Time.
XI. TERMINATION
     11.1 Termination. This Merger Agreement may be terminated at any time prior to Closing, as follows:
          (a) by mutual written agreement of the Parties;
          (b) by Parent, if (i) the Company shall be in material violation of any of its obligations hereunder, and if such violation (if curable) is not cured within thirty (30) days after delivery of written notice by Parent or such breach is incapable of being cured prior to the Outside Date, or (ii) there shall have been any event, change, occurrence or circumstance that renders the conditions set forth in either Section 8.1 or 8.3 incapable of being satisfied by the Outside Date;
          (c) by the Company, if (i) Parent or Merger Sub shall be in material violation of any of its obligations hereunder, and if such violation (if curable) is not cured within thirty (30) days after delivery of written notice by the Company or such breach is incapable of being cured prior to the Outside Date, or (ii) there shall have been any event, change, occurrence or circumstance that renders the conditions set forth in either Section 9.1 or 9.3 incapable of being satisfied by the Outside Date;
          (d) by Parent or the Company if the Closing shall not have occurred by the twelve (12) month anniversary of the Execution Date (the “Initial Outside Date”); provided, however, that the right to terminate under this Section 11.1(d) shall not be available to any Party whose breach of a representation or warranty or failure to fulfill any covenant or other agreement under this Merger Agreement has been the cause of, or resulted in the failure of the Closing to occur by the Outside Date, and provided, further, that if on the Initial Outside Date all the conditions precedent set forth in Article VII, Article VIII and Article IX have been satisfied or waived (to the extent permitted by applicable Law) (and in the case of those conditions that by their terms cannot be satisfied until or immediately prior to the Closing, such conditions would be satisfied if the Initial Outside Date were the Closing Date) other than the conditions precedent set forth in Sections 7.2, 7.3 and/or 8.7, then any Party (or, in the case of the conditions precedent set forth in Section 8.7, Parent) shall be entitled to extend the Initial Outside Date by a three (3) month period by written notice to the other Parties (the Initial Outside Date may be so extended not more than twice), it being understood that in no event shall the Initial Outside Date be extended to a date that is later than the eighteen (18) month anniversary of the Execution Date; and
          (e) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting consummation of the Merger and such order, decree, ruling or injunction shall have become final and non-appealable and the Party seeking to terminate this Merger Agreement pursuant to this Section 11.1(e) shall have acted in a manner consistent with Sections 6.1(a), 6.1(b) and 6.1(e).
          (f) As used in this Merger Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless the Initial Outside Date has been extended pursuant to Section 11.1(d), in which case, the term “Outside Date” shall mean the date to which the Initial Outside Date has been so extended.
     11.2 Effect of Termination.
          (a) If this Merger Agreement is terminated pursuant to Section 11.1(b), 11.1(c), 11.1(d) or 11.1(e), written notice thereof shall be given by the terminating Party to the other Parties to this Merger Agreement. If this Merger Agreement is terminated as permitted by Section 11.1, this Merger Agreement will have no further force and effect, except with respect to Sections 6.1(d), this Section 11.2 and Article XII which shall remain in full force and effect following termination; provided, however, that if this Merger Agreement is terminated by a Party because of breach by the other Party or because one or more of the conditions to the terminating Party’s obligations under this Merger Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Merger Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired. For the avoidance of doubt, the terms and conditions of the Confidentiality Agreement shall survive termination of this Merger Agreement for any reason.
          (b) In the event this Merger Agreement is terminated (i) by Parent pursuant to Section 11.1(b)(ii) (other than in connection with any event, change, occurrence or circumstance that results directly or indirectly from a knowing or intentional breach by the Company, or from the Company’s failure to act in good faith), (ii) by the Company pursuant to Section 11.1(c) or (iii) by Parent or the Company pursuant to Section 11.1(d) and, in the case of this clause (iii), at such time all the conditions precedent set forth in Article VII, Article VIII and Article IX (other than (A) the conditions set forth in Section 7.2, Section 7.3 and/or Section 8.7 and (B) the conditions that by their terms cannot be satisfied until or immediately preceding the Closing, but in the case of clause (B), which conditions would be satisfied if the Closing Date were the date of such termination) have been satisfied or waived (to the extent permitted by applicable Law) on or prior to the date of termination, Parent shall execute and deliver to the Company the Capacity Agreement, which shall become effective in accordance with its terms; provided that, in lieu of entering into the Capacity Agreement, Parent may elect to pay to the Company a fee of Twenty Two Million Five Hundred Thousand Dollars ($22,500,000) in cash by wire transfer of immediately available funds to an account designated by the Company, in either case within five (5) Business Days after delivery of a written notice of termination pursuant to Section 11.2(a); provided, further, that termination of this Merger Agreement under the circumstances described in this Section 11.2(b) shall not be effective until the earlier of (x) Parent executing and delivering to the Company the Capacity Agreement or (y) receipt by the Company of the fee of Twenty Two Million Five Hundred Thousand Dollars ($22,500,000) in cash by wire transfer of immediately available funds; provided, further, that termination of this Merger Agreement under the circumstances described in Section 11.2(b)(ii) shall not limit the ability of the Company to pursue all remedies that may be available to it under Section 12.16, after taking into account the remedies provided under this Section 11.2(b).
     11.3 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Articles VII, VIII or IX, as the case may be, to be satisfied as a basis to terminate this Merger Agreement, if such failure was caused by such Party’s failure to act in good faith or use commercially reasonable efforts to consummate the Closing and the transactions contemplated hereby.
XII. MISCELLANEOUS
     12.1 Governing Law. This Merger Agreement and any dispute, controversy or claim, whether sounding in contract or tort, arising out of or relating to this Merger Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to its principles of conflict of laws that could mandate the application of the laws of another jurisdiction.
     12.2 Consent to Jurisdiction; Venue. Each Party irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court within the state of Delaware or, in the event that exclusive jurisdiction is vested with regard to any claim in the federal courts, any federal court sitting in the State of Delaware (any such court, a “Delaware Court”), for the purposes of any suit, action or other proceeding arising out of this Merger Agreement or any transaction contemplated hereby. Each of Parent, Merger Sub and the Company irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Merger Agreement or the transactions contemplated hereby in a Delaware Court, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party unconditionally and irrevocably waives any right to a trial by jury in any such action.
     12.3 Construction; Entire Agreement; Amendment. The captions and headings preceding the Articles and Sections in this Merger Agreement have been inserted for convenience only and shall not be given any substantive or interpretive effect. This Merger Agreement, which includes any exhibits and schedules hereto and other documents, agreements and instruments executed and delivered pursuant to or in connection with this Merger Agreement, constitutes the entire agreement between the Parties with respect to the subject matter contained herein, and it supersedes all prior and contemporaneous agreements, representations and understandings of the Parties, express or implied, oral or written. This Merger Agreement may not be amended or modified in any way except in a writing signed by each of the Parties.
     12.4 Assignment. The rights and obligations of a Party under this Merger Agreement shall not be assignable by such Party without prior, express written consent of all other Parties, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Merger Agreement, in whole or from time to time in part, to one or more of their Affiliates at any time; provided that such transfer or assignment shall not relieve Parent or Merger Sub of any of its obligations hereunder.
     12.5 Binding Effect. This Merger Agreement shall be binding upon, and inure to the benefit of, the legal representatives, heirs, successors and assigns of the respective Parties.
     12.6 Interpretation. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context requires. The term “includes” and the word “including” and words of similar import shall be deemed to be followed by the words “without limitation.” Terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Merger Agreement as a whole and not to any particular provision of this Merger Agreement.
     12.7 Waiver. Any provision of this Merger Agreement may be waived in writing at any time by the Party which is entitled to the benefit of such provision. Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Merger Agreement or any of the documents referred to in this Merger Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.
     12.8 Counterparts. This Merger Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties to this Merger Agreement. Electronic or facsimile signatures shall be deemed to be original signatures.
     12.9 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) (collectively “Transfer Taxes”) incurred in connection with the transfer of shares hereunder shall be included in the Transaction Expenses and allocated pursuant to Schedule 1.2. The Parties shall reasonably cooperate in the preparation and filing of any Tax Returns related to such Transfer Taxes.

     12.10 Severability. The Parties agree that if any part, term, or provision of this Merger Agreement shall be found invalid, illegal or unenforceable in any respect by any court of Law or competent jurisdiction, the remaining provisions shall be severable, valid, and enforceable in accordance with their terms, and any such invalidity, illegality or unenforceability in any jurisdiction shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.
     12.11 Notices. Notice from a Party to another Party hereto relating to this Merger Agreement shall be deemed effective if made in writing and delivered to the recipient’s address or telecopy number set forth below by any of the following means: (i) hand delivery, (ii) registered or certified mail, postage prepaid, with return receipt requested, (iii) Federal Express, Airborne Express, or like nationally recognized overnight courier service that provides proof of delivery, or (iv) facsimile with a confirmation and followed by regular mail delivery of a copy thereof. Notice made in accordance with this Section 12.11 shall be deemed delivered on receipt if delivered by hand or transmission if sent by telecopy with a confirmation of transmission, on the third Business Day after mailing if mailed by registered or certified mail, or the next Business Day after deposit with an overnight courier service if delivered for next day delivery.
          (a) If to the Company prior to the Closing, as follows:
WildBlue Holding, Inc.
5970 Greenwood Plaza Blvd., Suite 300
Greenwood Village, CO 80111
Attn: David Brown, Senior Vice President and General Counsel
Fax: 720-554-7500
With a copy to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attn: Ann Beth Stebbins
Fax: 212-735-2000
          (b) If to Parent or Merger Sub or following the Closing, the Company, as follows:
ViaSat, Inc.
6155 El Camino Real
Carlsbad, CA 92009
Attn: Keven K. Lippert, Vice President and General Counsel
Fax: 760-929-3926

With a copy to (which shall not constitute notice):
Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, CA 92130
Attn: Craig M. Garner
Fax: 858-523-5450
Any Party may, from time to time, by written notice to the other Parties, designate a different address, which shall be substituted for the one specified above for such Party.
     12.12 Mutual Drafting. The Parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the Parties do not intend that the presumptions of Laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Merger Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.
     12.13 Expenses. Except as otherwise provided in this Merger Agreement, if the Closing occurs, each Party shall bear the Transaction Expenses as allocated to such Party pursuant to Schedule 1.2 and as otherwise incurred by such Party. If the Closing does not occur, each Party shall bear the Transaction Expenses incurred by such Party, and the allocation of such Transaction Expenses pursuant to Schedule 1.2 shall be disregarded in all respects.
     12.14 No Third Party Beneficiaries. Except for Section 6.3(a) of this Merger Agreement (which is intended to benefit, and to be enforceable by, the Persons indemnified therein, whether or not Parties hereto), this Merger Agreement is not intended to confer upon any Person not a Party hereto any rights or remedies hereunder.
     12.15 Non-Recourse. This Merger Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Merger Agreement may only be brought against the entities that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named Party to this Merger Agreement (and then only to the extent of the specific obligations undertaken by such named Party in this Merger Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any Party hereto shall have any liability for any obligations or liabilities of any Party hereto under this Merger Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.
     12.16 Remedies. The Parties agree that irreparable damage may occur in the event that any of the provisions of this Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Merger Agreement and to enforce specifically the terms and provisions of this Merger Agreement in addition to any other remedy to which they are entitled at Law or in equity. Subject to the provisions of Section 11.2(b), the

Company shall first seek specific performance with respect to breaches by Parent or Merger Sub of their obligations under this Merger Agreement if specific performance is a remedy available to the Company with respect to such breaches. If a court of competent jurisdiction declines to specifically enforce the obligations of Parent and Merger Sub pursuant to a claim for specific performance under this Section 12.16 or the remedy of specific performance is otherwise unavailable to the Company, the Company may then pursue any other remedy available to it at Law or in equity including monetary damages (which the Parties agree may not be limited to reimbursement of expenses or out-of-pocket costs and, notwithstanding Section 12.14, to the extent proven, may be determined by reference to the amount, if any, that would have been recoverable by the Company Stockholders if such Company Stockholders were entitled to bring an action against Parent).
[Signatures Appear on the Following Page]

          IN WITNESS WHEREOF, the Parties have duly executed this Agreement and Plan of Merger on the date first above written.

PARENT: VIASAT, INC.
By:	/s/ Keven K. Lippert
	Name:	Keven K. Lippert
	Title:	Vice President, General Counsel & Secretary

MERGER SUB: ALOHA MERGER SUB, INC.
By:	/s/ Richard A. Baldridge
	Name:	Richard A. Baldridge
	Title:	President

THE COMPANY: WILDBLUE HOLDING, INC.
By:	/s/ David M. Brown
	Name:	David M. Brown
	Title:	Senior Vice President and General Counsel